Exhibit 1

Brookfield

Interim Report Q1 2012

	xxxx,xxx,xx	xxxx,xxx,xx
AS AT MAR. 31, 2012 AND DEC. 31, 2011 AND FOR THE THREE MONTHS ENDED MAR. 31	2012	2011

PER FULLY DILUTED SHARE
Total return	$1.13	$0.69
Net income	0.60	0.41
Funds from operations	0.40	0.33
Intrinsic value of common equity	42.35	40.99
Market trading price – NYSE	31.57	27.48

TOTAL (MILLIONS)
Total assets under management	$151,961	$151,720
Consolidated balance sheet assets	95,165	91,030
Intrinsic value of common equity	26,903	26,098
Total return for common equity	711	427
Consolidated results
Revenues	4,044	3,583
Net income	720	570
Funds from operations	622	516
For Brookfield equity
Net income	416	278
Funds from operations	283	231
Diluted number of common shares outstanding	657.5	657.2

Note: See “Use of Non-IFRS Measures” on page 9.

Q1 2012 INTERIM REPORT  1

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report to Shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. We may make such statements in the report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements” on page 49.

This Report and additional information, including the Corporation’s Annual Information Form, are available on the Corporation’s website at www.brookfield.com and on SEDAR’s website at www.sedar.com. We make use of non-IFRS measures in this report as disclosed further on page 9.

2    BROOKFIELD ASSET MANAGEMENT

THE COMPANY

Brookfield Asset Management is a global alternative asset manager with approximately $150 billion in assets under management. We have over a 100 year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. We offer our clients a range of public and private investment products and services with a goal of delivering superior risk-adjusted returns. Brookfield is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and BAM.A, respectively, and on the NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

CONTENTS
Letter to Shareholders	4
MD&A of Financial Results	9
Internal Control Over Financial Reporting	37
Consolidated Financial Statements	50

Q1 2012 INTERIM REPORT  3

LETTER TO SHAREHOLDERS

Overview

We believe that the global recovery continues on track despite market volatility and media reports of continued financial uncertainty in Europe. Underlying fundamentals in our operations continue to improve as the world economy repairs itself, and governments and corporations deleverage. This process will undoubtedly take years to unfold but in the interim, borrowing rates for investors in real assets are exceptionally low, and thereby offer investors the opportunity for excellent returns.

As a result of these low interest rates, institutional clients continue to seek exposure to real assets. Our experience has shown that investors around the world are increasing their allocations to alternative products; both as their funds under management grow, and their allocations to alternative strategies increase.

Operations

We generated $416 million of net income, $283 million of funds from operations and $711 million of total return for common shareholders during the quarter. Underlying cash flows and net asset values are increasing and we believe we are now one of the global alternative asset managers of choice for institutional clients.

The improving business climate is benefitting our operations. Our business partners, who include many of the largest international corporations, continue to make long-term commitments to our assets as they expand their businesses. For example, a global financial institution signed the largest single building lease in New York City since the economic downturn, taking 1.2 million square feet in an office tower we own in Lower Manhattan. In Australia, three resource companies, all new customers, began shipping commodities on our railway, pursuant to long-term contracts, for transport to Asia. Our strategy of owning and operating high quality assets allows us to build lasting client relations, which in turn help us to generate dependable cash flows.

Property

Global property markets continue to rebound with occupancies slowly recovering and rental rates starting to climb in most markets. Retail sales in the U.S. in our major shopping centres are above their respective peaks in 2007, after consistent sales growth since late 2009 when sales per square foot bottomed. Office rents have returned on average to 75% of peak rents; however, while the markets remain solid they are not yet robust.

During the quarter we closed a transaction to separate our secondary market malls from our iconic portfolio into a new company called Rouse Properties by underwriting a $200 million rights offering that made the transformation possible. Rouse Properties, subsequent to launch, made its first acquisition of a mall in Michigan for $66 million and we intend to utilize this company to grow in these secondary retail markets in the U.S.

We purchased a loan backed by a 40% shareholding in an Australian commercial property company at a discount to face value and, following a default by the borrower, made a $400 million bid for all of the shares of the company. We hope to be successful with our offer for the company, which owns a $1 billion portfolio of real estate assets in major Australian cities.

We purchased 11 anchor stores encompassing 1.8 million square feet of space for $270 million. These will be incorporated into new anchor and in-line stores in our shopping malls. The most important store in this portfolio was the space acquired in our Ala Moana mall in Hawaii, which qualifies as one of the highest sales per square foot properties in the United States. As a result, the space was more valuable to us than anyone else and this is a situation where one plus one truly equals three.

4    BROOKFIELD ASSET MANAGEMENT

We created a $400 million joint venture to acquire industrial properties in the U.S. and closed on one acquisition to date. We also took full control of a development site in Calgary for approximately $90 million where we intend to launch an office development, while at the same time recycling capital by selling a non-core office property in Calgary for $180 million, over double our original purchase price. We acquired our partner’s 49% interest in two malls in the U.S. for equity of approximately $100 million, and subsequent to quarter end completed the foreclosure process and now own the 3,500 room Atlantis Resort in the Bahamas.

Renewable Power

Power prices across North America remain under pressure due to under-utilization of industrial capacity and the current over-supply of natural gas from drilling shale gas deposits. While predicted a $2 price for natural gas, the technological breakthroughs that have made this possible are very meaningful for the long-term health of the United States as more energy is produced from natural gas and less foreign oil will have to be imported.

Longer term, we believe that natural gas will revert to higher pricing as rising consumption matches supply and exporting becomes a reality. This will come about from market dynamics as global natural gas prices are now five times greater than U.S. domestic prices, and the oil to natural gas conversion factor is currently at historic highs.

In the interim, we intend to continue to acquire renewable power assets at attractive returns, which should create even more value for us if we are right on our pricing predictions. We are also looking for other ways to benefit from the natural gas recovery in our power operations, through our infrastructure group and through further private equity investments.

During the quarter, water levels were strong and therefore overall cash flows generated were higher than last year despite lower pricing on our uncontracted capacity.

We acquired a 150 megawatt wind project in California and also acquired our partner’s interest in another wind facility, bringing our capacity in the Los Angeles area to 274 megawatts, all contracted on a long-term basis.

Brookfield Renewable Energy Partners increased its shareholder distributions by 2%, and is on target to meet all of its objectives in 2012. We sold $350 million of Brookfield Renewable Energy Partners’ units to increase the public float of this entity and to redeploy capital.

Infrastructure

Global infrastructure continues to evolve, with the asset class quickly becoming a readily accepted category in institutional investor allocations. As more governments and corporations look to fund their activities with private parties owning infrastructure, we believe investment opportunities will increase. As a result, this business will continue to expand over the next 10 years and we are pleased that we are positioned to be in the forefront of this movement.

Our operations performed well with results significantly ahead of last year despite slower timber sales, as a result of a decrease in Chinese timber demand during the quarter.

We continue to integrate the acquisition of our Santiago toll road into our operations and we are progressing on time and on budget with the expansion of our rail lines in Western Australia, now 60% complete. We continue to advance discussions on numerous acquisitions, as well as the expansion of our metallurgical coal shipping facility in Northeast Australia.

We acquired a natural gas storage facility in Alberta for $82 million, which should benefit as natural gas prices recover, and closed our $450 million acquisition of an electricity distribution network in the province of Boya a, which is north of Bogota, Colombia. We hope to use this platform in Colombia to grow our electricity distribution, transmission and generation operations.

Q1 2012 INTERIM REPORT  5

Private Equity

Our private equity investments generated results on plan with no exceptional events occurring during the quarter.

In general our investing themes for the past few years have revolved around distressed situations, including those caused by the U.S. housing collapse and the decline in natural gas prices, which are currently at decade lows. As a result, the positive change in either or both of these sectors will have a meaningful impact on a number of businesses in our private equity portfolio.

In the U.S., our housing operations are stable with some markets starting to recover. Relative to the last five years this is very positive; but the U.S. business will not show its earnings potential until we begin the slow march back to construction of 1.25 million homes in the U.S. annually. And while we see signs of this starting today, one should not expect any exceptional changes in the short term.

We also continue to integrate the acquisition of Prudential’s global relocation and franchise brokerage business into our residential property services business. This merger has gone smoothly, as we are retaining most of the clients that came to us in the acquisition and adding customers more quickly than expected.

Brookfield Property Partners

We recently announced plans to distribute, by way of a special dividend, an interest in our commercial and income producing property operations, which will be called Brookfield Property Partners, with the stock symbol BPY. We have filed a registration statement with U.S. regulators, and subject to approval, we intend to list on the New York and Toronto stock exchanges in the second half of the year.

We are pleased with the positive initial response to BPY, which will rank among the largest listed commercial property companies. More importantly, it will own one of the premier portfolios of office, retail, multifamily, and industrial assets in the world, and will further our investing activities on a global basis. BPY will comprise substantially all of our current and future commercial property operations, including, among other things, our significant influence stakes in Brookfield Office Properties, General Growth Properties and Canary Wharf Group and our directly held commercial properties in the U.S., Europe, Australia and Brazil.

In total, BPY will be launched with interests in over 250 million square feet of commercial space. With assets under management of ±$70 billion, a proportionately consolidated balance sheet of ±$50 billion, permanent shareholder capital of ±$25 billion, and common equity under IFRS of ±$10 billion, BPY is positioned to attract a global following of investors seeking diversified exposure to commercial real estate and other income producing property assets.

For investors, BPY should deliver both growth and income, as it will have access to a wide range of capital, and the ability to complete significant mergers and acquisitions. At the same time, BPY will pay an initial annual dividend of 4% of the entity’s IFRS value, a dividend that is expected to grow by 3% to 5% annually. We will own around 90% of BPY after the distribution, and you will directly own around 10%. To ensure a proper market trading float, we intend to reduce our interest in BPY over time.

We are confident that BPY will find a strong following with investors, as the structure is similar to two successful income-oriented entities we previously introduced: namely, Brookfield Infrastructure Partners (“BIP”), launched in 2008, which has delivered an annual compound return of 18% since inception, and Brookfield Renewable Energy Partners (“BREP”), which since its predecessor’s formation in 1999 has earned shareholders an annual compound return of 15%.

BPY will target significant investments on a “value” basis similar to the manner in which we acquired major assets in the past. Examples of this approach include the acquisition of the Olympia & York portfolio in New York in the mid 1990’s, our investment in Canary Wharf office complex in London in 2002, and the recapitalization of the General Growth retail portfolio in the U.S. in 2009.

6    BROOKFIELD ASSET MANAGEMENT

The returns of BPY should come from a combination of stable long-term cash flows from our premier portfolios of office, retail, multifamily and industrial properties, and more “opportunistic” returns from our opportunistic fund investing, along with our development and redevelopment initiatives. These activities will be a continuation of the strategies we have used in the past, which since 1989, on $17 billion of investments in core and opportunistic strategies, have generated a compound annual return of over 15%.

With our operational and asset management expertise, and our value approach to investing, we believe that BPY should generate strong performance over the long term.

Agricultural and Timber Land Operations

We operate one of the largest and most valuable assemblies of agricultural and timber lands in the world. This encompasses approximately three million acres of land in North and South America, generating cash flow on an annual and sustainable basis. In addition, in a world where there is concern over the value of currencies, these land holdings are an appreciating real asset which should continue to act as a hedge against currency debasement.

Our North American operations encompass lands which generate stable base cash flows, but which should also increase substantially with the onset of a full housing recovery. We currently own 2.4 million acres of very high value timberlands in North America, focused on the northwest coast of the U.S. and Canada. These extremely high quality timberlands are harvested on a sustainable 40 to 80 year basis, and due to the maturity of these operations, they generate attractive margins and strong cash flows. Over the past five years, our timberlands have performed very well despite the headwinds of the U.S. housing market, which has traditionally consumed a large portion of the lumber produced. More importantly, our timber operations have the flexibility to reduce harvest levels in response to lower prices, which we have done to preserve value. So as the U.S. housing market inevitably recovers, the cash flows from these operations have the potential to grow substantially as we benefit from both higher prices and increased harvest levels.

Our South American timber operations are smaller but growing at a rapid pace, and with among the best growing conditions in the world, should generate steadily increasing cash flows over time. We currently operate approximately 240,000 acres of Brazilian timberlands which are planted with Eucalyptus and Pine, and we are expanding the business both internally and with acquisitions. A large part of this growth is due to the growing conditions in Brazil, which allow us to plant and harvest within six to eight years. Our annual cash flows currently are low in these operations because we have a number of plantations in the early stages of growth, but in the next five years our cash flows are expected to increase substantially.

Our Brazilian agriculture operations are participating in an incredible renaissance caused by one of the greatest technological advancements in agriculture, with scientists finding ways to improve soil quality and grow crops that thrive in tropical climates. These farms will assist in feeding the ever increasing population. We currently operate close to 500,000 acres of some of the most productive agricultural lands in the world, planted with grain crops such as soya and corn, sugarcane and rubber trees, as well as those used for cattle. One of the largest operations in Brazil, we are expanding these farms rapidly and have acquired close to 100,000 acres of land in Brazil since the beginning of 2011. Our agricultural businesses are located in more established areas such as São Paulo, Minas Gerais, Mato Grosso, and Mato Grosso do Sul, and more recently we have been expanding our investments in Goiás and the new frontier Cerrado or savannah regions in the States of Tocantins and Maranhão.

We believe that these agricultural lands offer extremely compelling investment characteristics. First, they are among the most productive in the world, due to a favourable climate with a mix of abundant sunshine and precipitation that extend the growing season to almost 365 days a year. Second, these lands can grow soya in vast quantities, used as a protein in most parts of the world; as well as sugarcane, a crop that can only be grown in scale in very select regions in the world. Third, relative to the prices paid for less productive agricultural land in North America, Europe or Australia, Brazilian land can be purchased at substantial discounts, in particular as we move into new regions of the country where infrastructure is less robust.

Q1 2012 INTERIM REPORT  7

Summary

We remain committed to our objective of investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash return on equity, while emphasizing downside protection of the capital employed. With interest rates still low, our chosen areas of real assets continue to offer attractive options for alternative investment portfolios.

The primary objective of the company, as always, is to generate increased cash flows on a per share basis, and as a result, higher intrinsic value over the longer term.

And, while I personally sign this letter, I respectfully do so on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to discuss or share with us.

J. Bruce Flatt

Chief Executive Officer

May 10, 2012

8    BROOKFIELD ASSET MANAGEMENT

MANAGEMENTS’ DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

PART 1 – BASIS OF PRESENTATION

This Report makes reference to Total Return, Funds From Operations (“funds from operations” or “FFO”), Net Tangible Asset Value and Intrinsic Value, all on a total and per share basis. Management uses these metrics as key measures to evaluate performance and to determine the net asset value of its businesses. These measures are not generally accepted measures under International Financial Reporting Standards (“IFRS”) and may differ from definitions used by other companies.

Total Return represents the amount by which we increase the intrinsic value of our common equity and is our most important performance metric. Our objective is to earn in excess of a 12% annualized total return on the intrinsic value of our common equity, when measured over the long term. We define Total Return to include funds from operations plus the increase or decrease in the value of our assets over a period of time.

Our intrinsic value has two main components:

•

The net tangible asset value of our equity. This is based on the appraised value of our net tangible assets as reported in our financial statements, with adjustments to eliminate deferred income taxes and revalue the assets which are not otherwise carried at fair value in our financial statements. We refer to this as Net Tangible Asset Value and use this basis of presentation throughout the managements’ discussion and analysis; and

•

The value of our asset management franchise. Asset management franchises are typically valued using multiples of fees or assets under management. We have provided an assessment of this value, based on our current capital under management, associated fees and potential growth. We refer to this as Asset Management Franchise Value.

The total of these two components is what we refer to as our Intrinsic Value.

The foregoing does not include our overall business franchise, which to us represents our ability to maximize values based on our extensive operating platforms and global presence, our execution capabilities, and relationships which have been established over decades. This value has not been quantified and is not reflected in our calculation of Intrinsic Value but may be the most valuable part of our business.

We separately report gains on the disposition of assets that we typically otherwise hold for extended periods of time, which we call Realized Gains. These gains represent the realization of valuation gains that have been recorded through net income or equity, but not previously included in funds from operations. As such, they represent a crystallization of the accrued gains and we feel it is helpful to include these as part of our overall funds from operations and realized gains measures, which is consistent with how we previously reported operating cash flow.

We provide additional information on how we determine Total Return, Funds From Operations, Net Tangible Asset Value and Intrinsic Value in the balance of this document. We provide reconciliations between Common Equity to Net Tangible Asset Value and to Intrinsic Value on page 27, as well as Total Return and Funds from Operations to Comprehensive Income on pages 38 and 39. In addition, the key terminology which we use are fully described on pages 78 to 80 of our December 31, 2011 Annual Report.

Q1 2012 INTERIM REPORT  9

PART 2 – OVERVIEW

PERFORMANCE HIGHLIGHTS

We recorded strong financial and operating performance during the first quarter of 2012, and remain well positioned for future growth. The following list summarizes our more important achievements during the period:

•	We generated strong financial results, including a Total Return for Brookfield shareholders of $711 million, or $1.13 per share.

Total return is comprised of $283 million in funds from operations (“FFO”) and $457 million in valuation gains offset by $29 million of preferred share dividends. Improved performance and economic conditions in most of our operations contributed to this favorable result.

FFO totalled $622 million on a consolidated basis, of which $283 million (or $0.40 per share) accrued to Brookfield shareholders. This represents a $52 million increase over the $231 million attributable to Brookfield shareholders in the 2011 quarter. Notable FFO growth occurred in our property operations, which benefitted from expansion initiatives and increased lease rates. Investment and other income also increased meaningfully due to improved capital markets conditions. Certain cyclical businesses that are tied to the U.S. homebuilding business remain below historical levels, but we expect them to outperform over the long term.

Consolidated net income was $720 million, of which $416 million (or $0.60 per share) accrued to Brookfield shareholders. This compares to $278 million (or $0.41 per share) in the 2011 quarter. The increase reflects the higher level of FFO as well as increases in valuation gains recorded in net income, offset in part by an increase in deferred income tax provisions. The largest portion of valuation gains occurred within our North American office and retail property portfolios.

•	We continued to expand our asset management franchise with both listed and private entities.

We filed a registration statement for our proposed listed property business, that will rank as one of the largest and most diversified public property businesses, and are advancing capital campaigns for eight private funds with a goal of obtaining further third party commitments of approximately $5 billion. Our listed renewable energy unit ranks among the world’s largest public renewable power companies and our listed infrastructure business is well positioned as a global leader; with a number of growth opportunities for each business.

•	We raised $6.2 billion of capital during the first four months of 2012 through asset sales, equity issuance, fund formation and debt financings.

Low interest rates, receptive credit markets and strong investor interest in our income-generating, high quality assets continued to support our capital raising and refinancing initiatives. These activities enhanced our liquidity, refinanced near-term maturities, lowered our cost of capital and extended terms, and funded new investment initiatives. Core liquidity was $4.2 billion at March 31, 2012.

•	We completed and advanced a number of growth initiatives that increased the value and cash flows of our assets.

We leased 2.3 million square feet of commercial property at rents substantially higher than the expiring leases. Initial rents for new leases in our U.S. mall portfolio increased by 7.4% on a comparable basis and we continued to reposition the business by spinning out 30 malls into a new entity focused on these specific operations.

In our power business, we continue to expand our portfolio through acquisitions and developments, adding 332 megawatts, and continue to advance construction on four projects with a further 99 megawatts of installed capacity. Within our infrastructure operations, we have now completed approximately 60% of our $600 million Australian rail expansion, which is now contributing meaningfully to FFO.

In total, we completed $2.5 billion of acquisitions and capital expansions, deploying $1.9 billion of equity capital for our operating platforms and our clients.

10    BROOKFIELD ASSET MANAGEMENT

OPERATING RESULTS

Total Return

FOR THE THREE MONTHS ENDED MAR. 31, 2012 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Asset Management Services[1]	Property[2]	Renewable Power	Infrastructure	Private Equity	Corporate	Total[3] 2012	Total[3] 2011

Total revenues	$890	$802	$368	$454	$1,420	$110	$4,044	$3,413

Funds from operations
Net operating income[4]	81	546	254	263	110	–	1,254	1,079
Investment and other income	–	60	4	5	11	94	174	110

	81	606	258	268	121	94	1,428	1,189
Interest expense	–	293	110	90	72	89	654	538
Operating costs	–	23	2	3	–	93	121	112
Current income taxes	–	3	5	1	15	3	27	19
Non-controlling interests	–	124	79	124	16	–	343	289

Total funds from operations	81	163	62	50	18	(91)	283	231

Valuation gains
Included in IFRS statements[5]
Fair value changes[6]	–	704	115	(84)	(71)	(13)	651	309
Depreciation and amortization	(8)	(42)	(130)	(50)	(66)	(1)	(297)	(221)
Non-controlling interests	–	(281)	74	99	91	(5)	(22)	(39)
Not included in IFRS statements
Incremental values	50	–	–	50	25	–	125	175
Other gains	–	–	–	–	–	–	–	(3)

Total valuation gains	42	381	59	15	(21)	(19)	457	221

Preferred share dividends	–	–	–	–	–	(29)	(29)	(25)

Total Return	$123	$544	$121	$65	$(3)	$(139)	$711	$427

– Per share							$1.13	$0.69

1.	Excludes net unrealized performance fees which are included in incremental values
2.	Disaggregation of property segment into office, retail and other is presented on page 42
3.	Reconciled to IFRS financial statements on page 38 and 39
4.	Includes funds from operations from equity accounted investments
5.	Includes items in consolidated statements of operations, comprehensive income and changes in equity
6.	Net of disposition gains reclassified to FFO

Funds from Operations and Realized Gains

The following table presents funds from operations, as well as the accumulated valuation gains realized during the quarter on major dispositions. Realized gains included in this metric are discussed further in the following page.

	$XXX,X	$XXX,X	$XXX,X	$XXX,X
			Per Share
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2012	2011	2012	2011
Funds from operations (see table above)	$283	$231	$0.40	$0.33
Realized gains	232	–	0.37	–

Funds from operations and realized gains	$515	$231	$0.77	$0.33

Q1 2012 INTERIM REPORT  11

The table below presents our total return on a segmented basis, which facilitates the following summarized review of our operating results:

	$XXX,	$XXX,	$XXX,	$XXX,	$XXX,	$XXX,
	2012			2011
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Funds from Operations	Valuation Gains	Total Return	Funds from Operations	Valuation Gains	Total Return
Asset management services	$81	$42	$123	$76	$(5)	$71
Property	163	381	544	115	273	388
Renewable power	62	59	121	56	47	103
Infrastructure	50	15	65	50	(19)	31
Private equity	18	(21)	(3)	36	20	56
Investment and other income	94	(19)	75	67	(95)	(28)

	468	457	925	400	221	621
Interest and operating costs[1]	(185)	—	(185)	(169)	—	(169)

	283	457	740	231	221	452
Preferred share dividends	(29)	—	(29)	(25)	—	(25)

	$254	$457	$711	$206	$221	$427

– Per share	$0.40	$0.73	$1.13	$0.33	$0.36	$0.69

1.	Not allocated to specific activities

Funds from operations were $283 million prior to preferred share dividends, compared to $231 million in 2011, representing an increase of $52 million, or 23%. Most of the increase was derived from our commercial property operations. The office business recorded $61 million in FFO from existing properties including a $9 million dividend from Canary Wharf, and a $22 million contribution from new investment initiatives. We also recorded increased FFO within our opportunity investment activities.

We experienced higher generation levels in our renewable power operations, which were 5% above long-term averages, and also benefitted from new facilities: however this was offset by lower market prices and a reduced interest in the overall business. The resultant net increase in FFO was $6 million during the quarter. The contribution from our infrastructure operations was unchanged as the results from new projects and acquisitions were offset by lower pricing and volumes in our timber business.

The FFO contribution from our private equity activities declined by $18 million. Our share of FFO generated by portfolio companies within our Special situations group increased, offsetting disposition gains in the 2011 quarter; however FFO from residential development activities declined as a result of a below average closings in our Brazilian operations and lower activity in our Canadian operations. We consider both of these to be primarily “timing differences” and expect results for the balance of the year to be substantially better.

Investment income increased by $27 million due to favorable capital markets performance relative to the 2011 quarter. Unallocated interest and operating costs increased due to a higher level of borrowings outstanding during the quarter and continued increase in the level of operating activities, which gave rise to additional transaction costs in the quarter.

Valuation gains totalled $457 million, a substantial increase over the $221 million in the prior year period. Commercial property operations contributed the largest amount of the valuation gains. Our U.S. retail portfolios benefitted from increased demand for high quality properties, which gave rise to improved valuation metrics based on comparable transactions and industry metrics. The U.S. and Canadian office properties benefitted from continued improvement in leasing activity, which has resulted in higher anticipated future cash flows.

We recorded $39 million in realization gains ($18 million net of non-controlling interests) on the disposition of properties in Calgary and Melbourne, as well as a $214 million realization gain on the sale of 13 million units of Brookfield Renewable Energy Partners. These gains reflect the realization of valuation gains recorded in prior periods and are therefore not included in current period FFO or valuation gains.

12    BROOKFIELD ASSET MANAGEMENT

FINANCIAL POSITION

Summarized Balance Sheet

AS AT MAR. 31, 2012 AND DEC. 31, 2011 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Property	Renewable Power	Infrastructure	Private Equity	Asset Management Services and Corporate	Total 2012	Total 2011
Assets under management	$80,556	$18,317	$19,879	$26,285	$6,924	$151,961	$151,720

Operating assets	39,143	16,607	12,881	9,503	2,058	80,192	76,197
Accounts receivable and other[1]	1,953	1,109	1,803	4,193	3,824	12,882	12,715

Consolidated assets	41,096	17,716	14,684	13,696	5,882	93,074	88,912
Corporate borrowings	–	–	–	–	3,791	3,791	3,701
Property-specific borrowings	15,393	4,459	5,128	3,539	508	29,027	28,415
Subsidiary borrowings	968	1,525	151	1,262	1,017	4,923	4,441
Capital securities	862	–	–	–	673	1,535	1,650
Accounts payable and other[1]	1,685	1,114	2,271	3,518	2,698	11,286	10,718

	22,188	10,618	7,134	5,377	(2,805)	42,512	39,987

Non-controlling interests	10,278	3,035	4,787	2,174	117	20,391	18,849
Preferred equity	–	–	–	–	2,443	2,443	2,140

	11,910	7,583	2,347	3,203	(5,365)	19,678	18,998

Incremental values	25	300	300	1,425	925	2,975	2,850

Net tangible asset value[1]	11,935	7,883	2,647	4,628	(4,440)	22,653	21,848
Asset management franchise value	–	–	–	–	4,250	4,250	4,250

Intrinsic value	$11,935	$7,883	$2,647	$4,628	$(190)	$26,903	$26,098

– Per share						$42.35	$40.99

1.	Excludes deferred income taxes

Change in Intrinsic Value

THREE MONTHS ENDED MAR. 31, 2012 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Property	Renewable Power	Infrastructure	Private Equity	Asset Management Services and Corporate	Total	Per Share

Total return	$544	$121	$65	$(3)	$(16)	$711	$1.13
Foreign currency revaluation	72	94	23	68	10	267	0.35
Class A shares repurchased net of issuance	–	–	–	–	(92)	(92)	0.01
Capital invested (returned)	210	(309)	(41)	33	26	(81)	(0.13)

Change in intrinsic value	826	(94)	47	98	(72)	805	1.36
Intrinsic value – beginning of period	11,109	7,977	2,600	4,530	(118)	26,098	40.99

Intrinsic value – end of period	$11,935	$7,883	$2,647	$4,628	$(190)	$26,903	$42.35

Q1 2012 INTERIM REPORT  13

The following table presents Assets Under Management (“AUM”), Consolidated Assets and Invested Capital at March 31, 2012 and at the end of 2011 for comparative purposes. Invested Capital represents the capital that we have invested in our various activities on a deconsolidated basis, consistent with the Deconsolidated Capitalization presented in the table on page 26.

	XXXXX	XXXXX	XXXXX	XXXXX	XXXXX	XXXXX
	Assets Under Management[1]		Consolidated Assets[2]		Invested Capital[3]
AS AT MAR. 31, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011	2012	2011	2012	2011

Operating platforms
Property
Office	$33,018	$32,848	$26,580	$26,478	$5,643	$5,493
Retail	35,098	33,160	7,950	7,444	5,166	4,625
Opportunity, finance and development	12,440	16,571	6,566	6,219	1,126	991

	80,556	82,579	41,096	40,141	11,935	11,109
Renewable power	18,317	17,758	17,716	16,614	7,883	7,977
Infrastructure	19,879	19,258	14,684	13,532	2,647	2,600
Private equity	26,285	25,343	13,696	13,035	4,628	4,530
Services activities	3,281	3,326	2,992	2,946	2,356	2,274
Cash and financial assets	2,034	1,975	2,019	1,975	1,401	1,461
Other assets[2]	1,609	1,481	871	669	871	669
Asset management franchise value	n/a	n/a	n/a	n/a	4,250	4,250

	$151,961	$151,720	$93,074	$88,912	$35,971	$34,870

1.	Excludes incremental values, asset management franchise value and deferred tax assets
2.	Excludes $2,091 million (December 31, 2011 – $2,110 million) of deferred tax assets
3.	Includes incremental values not otherwise included in IFRS and asset management franchise value, and excludes deferred tax balances

AUM within our retail property operations increased by $2 billion, representing the increased value of General Growth Properties’ assets. The decrease in opportunity property AUM reflects a lower amount of public securities managed by us, following the wind-up of a joint-venture with another asset manager. Renewable power and Infrastructure AUM increased by $1 billion due to acquisitions and developments.

We completed acquisitions and capital expansions totalling $2.5 billion in the first four months of 2012, including $2.1 billion of acquisitions and $0.4 billion of capital expansions. Net equity deployed was $1.9 billion, of which $1.0 billion was funded by private fund clients and the balance funded primarily by our operating platforms.

Consolidated assets, excluding deferred taxes, increased by $4.2 billion during the quarter to $93.1 billion. Most of the increase was distributed evenly among our property, renewable power and infrastructure operations, which reflects acquisition of new assets as well as improved valuations for existing assets.

Invested capital increased by $1.1 billion or 3% during the quarter to $36.0 billion. The increase reflects the acquisitions referred to above, net of project debt and client capital, as well as the retained cash flow and valuation gains.

The $4.2 billion increase in consolidated assets was funded primarily with an increase in borrowings, working capital liabilities and non-controlling interests of $1.1 billion, $0.5 billion and $1.5 billion, respectively. The increase in invested, or deconsolidated, capital of $1.1 billion reflects the issuance with $0.3 billion of perpetual preferred shares during the quarter as well as the $0.8 billion increase in the intrinsic value of our common equity.

Intrinsic value increased by $805 million during the quarter, or $1.36 per share, as illustrated in the table on page 13. The increase was due to total return of $711 million ($1.13 per share). Foreign currency exchange rate fluctuations had a positive impact of $267 million, which was offset by the repurchase of common equity and dividends of $173 million.

Incremental values increased by $125 million to $3.0 billion, as discussed in the operating segment reviews, while the value attributed to our asset management franchise was unchanged at $4.25 billion. We describe how we determine this amount in our 2011 Annual Report.

14    BROOKFIELD ASSET MANAGEMENT

PART 3 — REVIEW AND ANALYSIS

ASSET MANAGEMENT SERVICES

Asset management and other services contributed a total return of $123 million, which includes funds from operations of $81 million (2011 — $76 million). The valuation gains in the current quarter reflect a higher level of valuation gains related to accumulated carried interests.

	$00,000	$00,000
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2012	2011
Base management fees[1]	$51	$47
Incentive distributions[1]	4	–
Performance income	98	44
Investment banking and transaction fees[1]	14	9

	167	100
Less: deferred recognition of performance income[2]	(98)	(44)

Asset management revenues[2]	69	56
Construction and property services, net of direct expenses	12	20

Funds from operations	81	76
Valuation gains	42	(5)

Total return	$123	$71

1.	Revenues
2.	Performance income, deferred into future periods, until clawback provisions expire

Asset management revenues, including deferred performance income, totalled $167 million compared to $100 million in 2011. Base management fees increased by 9% to $51 million, and are tracking at approximately $200 million on an annualized basis. The largest contributor to this growth was the expansion of our listed and unlisted infrastructure funds. Investment banking and transaction fees increased by $5 million to $14 million, which includes a $5 million fee for backstopping client and investee financing initiatives.

Our share of performance income during the quarter totalled $98 million; however, this is deferred for financial statement purposes until any clawback or redetermination period has expired. We include the deferred amount in valuation gains as an “incremental value”, along with the increase in any associated costs. We also reduced the incremental values associated with our property and construction services businesses by $50 million to reflect the amortization of contracts, resulting in net valuation gains of $42 million. The total amount of accumulated performance returns and carried interest to date now stands at $477 million, prior to accumulated associated accrued expenses of $50 million. We recorded $4 million of incentive distributions, $14 million on annualized basis, from our listed Infrastructure entity reflecting our participation in the increased distribution to unit holders.

Construction and property services provided funds from operations after direct expenses of $12 million, compared to $20 million in 2011. Construction FFO was $11 million, $3 million lower than 2011 as that quarter included the recovery of defect provisions from completed projects. The results in both quarters are well below annualized results due to timing and seasonal variances. The construction margin for the quarter was 6.5% compared to 9.4% in 2011. The decrease reflects changes in mix as well as the release of defect provisions in 2011. Our construction work in hand totals $4.4 billion of projected contracted revenues for projects to be completed over the next three years compared to $5.4 billion at the beginning of the year and represents approximately 2.6 years of scheduled activity. We continue to pursue and secure new projects which should position us well for future growth. The following table summarizes the work-in-hand:

	$00,000	$00,000
AS AT MAR. 31, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011
Australasia	$2,868	$3,091
Middle East	552	533
United Kingdom	992	1,780

	$4,412	$5,404

Q1 2012 INTERIM REPORT  15

The following table summarizes total assets under management and the capital managed for clients and co-investors:

	Total Assets Under			Client Capital
	Management			Mar. 31, 2012
				Fee Bearing			Other
AS AT MAR. 31, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011		Private Funds	Listed Issuers	Public Securities	Listed Entities	Total

Property	$80,556		$82,579	$6,970	$1,894	$1,168	$5,596	$15,628
Renewable power	18,317		17,758	587	2,752	–	–	3,339
Infrastructure	19,879		19,258	5,490	4,222	890	–	10,602
Private equity	26,285		25,343	2,833	–	12,237	2,745	17,815
Corporate and other	6,924		6,782	–	–	–	–	–

March 31, 2012	$151,961	$	n/a	$15,880	$8,868	$14,295	$8,341	$47,384

December 31, 2011	n/a		$151,720	$15,689	$7,385	$19,833	$7,486	$50,393

Private fund and listed issuer capital increased by $1.7 billion during the quarter, while public securities mandates decreased by $5.5 billion. The value of non-fee bearing minority interests in other listed entities increased by $0.9 billion due to increased valuations. As a result, total capital under management for others declined to $47.4 billion.

The $15.9 billion of capital for private funds consists of invested capital of $10.9 billion and uninvested capital of $5.0 billion. We invested $0.6 billion of client fund capital during the quarter and closed $0.2 billion of new commitments to private funds with the result that uninvested capital decreased by $0.4 billion to $5.0 billion. This “dry powder” includes $2.0 billion committed to infrastructure and timber strategies, $1.9 billion for private equity and lending and $1.1 billion for property investment strategies, and is available for an average term of two years. The invested capital of $10.9 billion increased by $0.6 billion due to the investment activity during the quarter. The associated funds have an average remaining term of nine years.

Listed issuer capital increased by $1.5 billion to $8.9 billion, due to the issuance of $0.9 billion of capital in our renewable power entity during the quarter, and value appreciation in the public floats of our three major listed entities. We recently filed a registration statement for our proposed property entity, named Brookfield Property Partners, and hope to complete the distribution of equity in the new entity to our shareholders during the third quarter.

Public securities capital decreased by $5.5 billion during the quarter. Nearly $3 billion of the decline was the result of the termination of a joint venture with another asset manager, and the balance was due primarily to lower market values.

We continue to be active in raising new funds and are currently seeking more than $5 billion of third party commitments for eight funds that we hope to close over the balance of 2012 and 2013. This capital, together with the formation of Brookfield Property Partners and continued expansion of our other listed entities, would enable us to continue to increase our fee bearing capital and the associated base management fees and performance income.

PROPERTY OPERATIONS

Our property segment includes our office and retail operations as well as our opportunistic investments, real estate finance and commercial property development activities, as set forth in the following table:

	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX
	Net Tangible Asset Value		2012			2011
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Mar. 31 2012	Dec. 31 2011	Funds from Operations	Valuation Gains	Total Return	Funds from Operations	Valuation Gains	Total Return
Office properties	$5,643	$5,493	$83	$119	$202	$51	$247	$298
Retail properties	5,166	4,625	54	262	316	53	20	73
Opportunity, finance, and development	1,126	991	26	–	26	11	6	17

	$11,935	$11,109	$163	$381	$544	$115	$273	$388

16    BROOKFIELD ASSET MANAGEMENT

Office Properties: Office properties contributed a total return of $202 million during the quarter, consisting of $83 million in FFO and $119 million of valuation gains. FFO during the 2011 period was $51 million.

	XXXX	XXXX	XXXX	XXXX	XXXX	XXXX	XXXX	XXXX
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Existing Properties		U.S. Office Fund		Acquired, Developed and Sold		Total
	2012	2011	2012	2011	2012	2011	2012	2011
Net operating income
United States	$98	$99	$68	$–	$26	$7	$192	$106
Canada	65	63	–	–	1	–	66	63
Australasia	83	82	–	–	11	1	94	83
United Kingdom	8	8	–	–	–	–	8	8

	254	252	68	–	38	8	360	260
Currency variance	–	(4)	–	–	–	–	–	(4)

	254	248	68	–	38	8	360	256
Equity accounted investments[1]	10	9	9	38	3	13	22	60

Net operating income	264	257	77	38	41	21	382	316
Investment income	6	8	2	–	14	3	22	11
Canary Wharf dividend	9	–	–	–	–	–	9	–
Interest expense	(144)	(152)	(38)	–	(11)	(5)	(193)	(157)
Operating costs	(23)	(25)	–	–	–	–	(23)	(25)
Non-controlling interests	(68)	(67)	(24)	(19)	(22)	(8)	(114)	(94)

Funds from operations	$44	$21	$17	$19	$22	$11	$83	$51

1.	Represents pro rata interest in funds from operations recorded by equity accounted investees

Net operating income from existing properties was consistent with 2011 on a portfolio basis, due to a 2% increase in rents in Canada and Australasia offset by decreased occupancy in the United States. We also recorded a $9 million dividend from our Canary Wharf investment, in which we hold a 22% interest that is accounted for as a portfolio investment. Interest expense associated with these properties declined by $8 million due to lower coupons on refinanced mortgages and operating costs declined by $2 million, resulting in a net increase in the FFO from existing properties of $44 million, after reflecting non-controlling interests.

We reorganized, and increased our ownership interest in, our U.S. Office Fund during 2011, with the result that these operations are fully consolidated in the 2012 quarter, having been equity accounted during the 2011 quarter. This resulted in the consolidation of net operating income from properties and equity accounted income from certain joint venture interests held within the fund.

We acquired four properties for a total investment of $622 million and sold properties in Calgary and Melbourne for total proceeds of $270 million. Investment income in this category increased by $11 million, which includes interest on recently acquired loans backed by office properties. As a result, FFO from acquired, developed and sold properties increased by $11 million. The property sales resulted in disposition gains of $39 million (our share – $18 million) based on the original acquisition cost of the properties, together with capital improvements and the proceeds were consistent with our IFRS accounting and accordingly neither current period FFO or valuation gains were impacted.

Valuation gains were recorded on properties located in the United States and Canada, primarily due to recent leasing activity and an improved leasing horizon, which resulted in higher cash flows over the measurement period. In Canada, increases were driven by terminal capitalization rate compression of 30 basis points on average, as a result of market transaction activity. The average discount rate and the investment horizon over which cash flows are discounted were not changed in either region. Our share of the total gains in the period was $119 million. Australian values were relatively unchanged.

The financial profile of our office business did not change over the quarter, with assets under management, consolidated assets and net tangible asset value all virtually unchanged at $33.0 billion, $26.6 billion and $5.6 billion, respectively.

Q1 2012 INTERIM REPORT  17

We refinanced approximately $200 million of property and corporate debt, extending term by four years and lowering the average interest coupon by 3%. In-place financings within the office business have an average interest rate and term of 5.57% and 4.4 years respectively, compared to 5.72% and 4.5 years, respectively, at December 31, 2011. Only 7% of the total borrowings, approximately $850 million, mature during the balance of 2012.

Leasing performance continues to be very strong with 2.3 million square feet of new leases signed to date in 2012. This included a 1.2 million square foot lease with Morgan Stanley for One New York Plaza that was announced in April 2012, which represents the largest single-asset office lease in lower Manhattan since 2008. The new leases include 1.2 million square feet of renewals and 1.1 million square feet of new leasing, which led to a reduction in our 2013-2017 rollover exposure by 130 basis points, and increased our current occupancy to 93.4% from 93.3% at year-end. The new lease rates were on average 41% higher than the expiring rents and increased our average in-place rents to $29.41 per square foot from $29.21 per square foot at year-end on constant currency terms. We use in-place net rents as a measure of leasing performance, and calculate this as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses. This amount represents the amount of cash generated from leases in a given period.

					Expiring Leases (000’s sq. ft.)
AS AT MAR.31, 2012%		Average	Net Rental	Currently							2018 &
	Leased	Term	Area	Available	2012	2013	2014	2015	2016	2017	Beyond
North America
United States	91.0%	7.4	44,071	3,961	2,324	5,631	3,224	2,717	2,054	2,052	22,108
Canada	96.8%	8.6	16,806	534	320	1,771	391	1,626	1,752	586	9,826
Australasia	97.4%	5.8	10,089	259	361	661	901	1,184	1,178	1,050	4,495
Europe	100.0%	10.2	556	—	—	—	262	—	—	—	294

Total/Average	93.4%	7.5	71,522	4,754	3,005	8,063	4,778	5,527	4,984	3,688	36,723

Percentage of total			100.0%	6.6%	4.2%	11.3%	6.7%	7.7%	7.0%	5.2%	51.3%

As at December 31, 2011				6.7%	5.3%	11.5%	6.6%	9.4%	6.9%	4.8%	48.8%

We have an attractive pipeline of development projects and continue to see a high volume of transaction activity that should enable us to monetize existing assets and redeploy capital into high quality properties that provide the opportunity to achieve greater returns over the long term.

Retail Properties: Retail properties generated a total return of $316 million for the quarter, consisting of $54 million of FFO and $262 million of valuations gains. The largest component of FFO, at $52 million, was our share of the FFO produced by General Growth Properties (“GGP”) on an IFRS basis. FFO from GGP for the comparable three month period in 2011 was $45 million.

GGP’s core FFO on a U.S. GAAP basis increased by 6.7% compared to 2011, with an increase in core NOI for the regional mall portfolio of 4.1%. The increase reflected continued improvement in tenant sales, which increased by 9.6% to $525 per square foot on a trailing 12-month basis. Initial rents for leases commencing occupancy in 2012 and 2013 increased by 7.4% compared to the rental rate for expiring leases on a suite-to-suite basis. The leased percentage for the regional mall portfolio was 93.7% at quarter end, up 80 basis points from March 31, 2011.

Valuation gains of $262 million were primarily driven by a 20 basis-point decrease in discount rates and terminal capitalization rates within our U.S. portfolio. This was, in turn, driven by the improved outlook for high quality retail properties and the continued strength in operating performance as demonstrated by GGP’s quarterly results and growth in tenant sales per square foot.

GGP has completed $2.9 billion in financings during the first four months of 2012, including a $1.4 billion secured financing of Ala Moana Center and a $1 billion unsecured corporate line of credit. The Ala Moana financing has a ten year term, with interest-only payments based on a 4.23% coupon and replaces a $1.3 billion 5.59% financing that was scheduled to mature in 2018, resulting in a meaningful lengthening in maturity profile and interest savings.

18    BROOKFIELD ASSET MANAGEMENT

GGP continues to actively manage its portfolio, and since year-end, acquired whole or partial interests in 15 anchor pads comprising 2.3 million square feet for approximately $0.3 billion. This included 11 pads comprising 1.8 million square feet that are currently occupied by Sears. The company also acquired the remaining 49% interest in two partially owned malls and sold its entire interest in three properties comprising 1.2 million square feet.

GGP also completed the spin-off of 30 properties into the newly formed Rouse Properties, the shares of which were distributed to GGP shareholders, including us. Rouse Properties subsequently completed a rights offering of equity. Following the spin-off and our participation in the rights offering, we own a 54% interest in Rouse Properties together with our clients, of which our direct share is approximately 37%. The transaction is intended to allow the management teams of the respective companies to focus on strategies that are most appropriate for the different businesses.

Directly held properties are primarily those owned within our Brazil retail fund. FFO from these operations was $nil during the quarter, due primarily to higher interest rates. Tenant sales increased by 11.1%. We sold three properties during the quarter, with the proceeds applied to reduce borrowings.

Assets under management increased to $35.1 billion from $33.2 billion, primarily due to increased value attributable to GGP’s regional mall portfolio. Consolidated assets, which reflect our interest in GGP on an equity accounted basis, and net invested capital each increased by approximately $0.5 billion to $8.0 billion and $5.2 billion, respectively, due to valuation gains and earnings.

The following table presents the leasing profile of our retail operations:

					Expiring Leases (000’s sq. ft.)
	%	Average	Net Rental	Currently							2018 &
AS AT MAR. 31, 2012	Leased	Term	Area	Available	2012	2013	2014	2015	2016	2017	Beyond

United States[1]	92.2%	5.6	61,929	4,818	3,759	6,077	6,308	5,718	5,815	5,707	23,727
Australasia	98.1%	7.2	3,165	61	72	68	78	141	796	374	1,575
Brazil	96.9%	6.8	2,786	85	728	338	294	405	241	118	577

Total/Average	92.7%	5.7	67,880	4,964	4,559	6,483	6,680	6,264	6,852	6,199	25,879

Percentage of total			100.0%	7.3%	6.7%	9.6%	9.9%	9.2%	10.1%	9.1%	38.1%

As at December 31, 2011				6.5%	10.7%	9.9%	9.5%	8.7%	9.8%	8.2%	36.7%

1.	Represents regional malls only and excludes leases on traditional anchor stores and specialty leasing license agreements

Opportunistic, Finance and Development Activities: Total return from these activities was $26 million. The 2012 FFO results reflect increased FFO from existing assets. We recorded disposition gains of $16 million in our opportunity funds that had been recorded as unrealized valuation gains in prior periods and therefore reduce accumulated valuation gains. These gains were largely offset by costs of refinancing debt prior to maturity that will result in lower future interest rates and term extension.

	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2012			2011
	Funds from	Valuation	Total	Funds from	Valuation	Total
	Operations	Gains	Return	Operations	Gains	Return
Opportunity	$17	$(3)	$14	$7	$1	$8
Disposition gains	16	(16)	–	–	–	–
Finance	3	19	22	4	5	9
Debt refinancing costs	(10)	–	(10)	–	–	–
Development	–	–	–	–	–	–

	$26	$–	$26	$11	$6	$17

We completed several acquisitions of property assets within our opportunity strategies through direct acquisitions as well as the purchase of distressed loan portfolios, which we believe will result in very attractive outcomes. The total investment was $157 million on behalf of ourselves and our clients, and our share was $36 million.

Q1 2012 INTERIM REPORT  19

Assets under management in our opportunity, finance and development business declined by $4.1 billion to $12.4 billion reflecting the wind-up of a joint venture within our public securities operations through which we previously managed several large portfolios of real estate related securities. Consolidated assets increased by $0.3 billion, reflecting net acquisitions while net invested capital increased from $1.0 billion to $1.1 billion reflecting our share of the equity capital committed to acquisitions, less distributions. Development activities were largely funded with construction financing.

We are near completion of our 926,000 square foot City Square office project in Perth, and are pursuing major developments in New York City and London. In total, we are focused on five development projects totalling approximately nine million square feet that could add more than $7 billion in assets.

RENEWABLE POWER OPERATIONS

FFO was $62 million for the quarter compared to $56 million in 2011, representing a $6 million increase, which consists of a $7 million increase from new facilities, partially offset by a $1 million decrease from existing facilities. The impact of higher generation levels on existing facilities was offset by lower prices and a decrease in our ownership level.

The valuation gains of $59 million during the quarter include an increase in incremental values attributable to development projects. Depreciation and amortization increased by $20 million to $130 million reflecting the increase in the carrying values of our assets at the end of 2011. Our share of total depreciation was $79 million. In addition, we recognized $116 million of mark-to-market gains on power sales agreements. Our power facilities are revalued on an annual basis in accordance with our IFRS accounting policies. Accordingly, we defer the impact of quarterly depreciation and mark-to-markets of most power sales contracts until the annual revaluation of the business, by including an offsetting amount in our incremental values, so that the net impact on total return and intrinsic value is largely nullified.

Assets under management and consolidated assets in our renewable power segment each increased by approximately $0.6 billion and $1.1 billion respectively, representing acquisitions and development activity. We sold 13 million units of our listed renewable power entity during the quarter for net proceeds of $332 million decreasing our ownership to 68%. Much of the growth investment was funded with capital from institutional clients and project financing, with the result that our net tangible asset value, after taking into account the sell down, decreased by $0.1 billion to $7.9 billion.

Net operating and other income increased by $61 million to $258 million of which $208 million is derived from our hydroelectric facilities and $44 million from wind energy facilities. The overall increase in net operating income includes $56 million from increased generation reflecting above average hydrology and $33 million from new facilities, offset by $21 million due to lower prices.

The impact of higher net operating income on FFO was offset by a $16 million increase in interest expenses reflecting the financing associated with the new facilities, and a $36 million increase in the portion of FFO that is attributable to minority interests, reflecting the reduction in our ownership interest during the quarter, fund investor interests in the new facilities and the reorganization of this business in late 2011.

The following table provides further detail on the results from our hydroelectric operations during the quarter:

	2012				2011
				Net				Net
FOR THE THREE MONTHS ENDED MAR. 31 (GIGAWATT HOURS AND $ MILLIONS)	Production (GWh)	Realized Revenues	Operating Costs	Operating Income	Production (GWh)	Realized Revenues	Operating Costs	Operating Income
United States	1,958	$133	$44	$89	1,559	$116	$33	$83
Canada	1,276	76	21	55	1,026	60	31	29
Brazil	867	88	24	64	806	81	24	57

Total	4,101	$297	$89	$208	3,391	$257	$88	$169

Per Megawatt hour (MWh)		$72	$22	$50		$76	$26	$50

20    BROOKFIELD ASSET MANAGEMENT

Hydroelectric revenues increased due to improved hydrology and acquisitions. Spot and short-term market prices declined, particularly in the northeastern United States where we sell most of our power on a short-term basis, resulting in a 5% decline in the average realized price to $72 per megawatt hour. Operating costs declined on a per unit basis because our operating costs, which are largely fixed, were spread over increased generation.

Net operating income and FFO from our wind energy facilities increased by $30 million and $14 million, respectively, due mostly to the contribution from facilities acquired or completed since the 2011 quarter. These include wind projects in California, New Hampshire and Ontario.

Generation across the entire portfolio increased by 894 gigawatt hours to 4,785 gigawatt hours, representing a 23% increase over 2011, and was 5% above long-term averages; 2011 generation was 7% below average. Approximately 60% of the increase was due to improved hydrology and the balance was due to expansion of our operating base, including additional hydro facilities in Brazil and California and wind facilities in Ontario, California and New Hampshire, which collectively added an estimated 332 gigawatt hours of annual generation.

The following table presents our generation results:

					Variance of Results
	Actual Production		Long-Term Average		Actual vs. Long-term Average		Actual vs. Prior Year
FOR THE THREE MONTHS ENDED MAR. 31 (GIGAWATT HOURS)	2012	2011	2012	2011	2012	2011	2012

Hydroelectric generation
United States	1,958	1,559	1,883	1,765	75	(206)	399
Canada	1,276	1,026	1,158	1,162	118	(136)	250
Brazil	867	806	875	749	(8)	57	61

Total hydroelectric operations	4,101	3,391	3,916	3,676	185	(285)	710
Wind energy	458	163	424	175	34	(12)	295
Co-generation	226	337	217	324	9	13	(111)

Total generation	4,785	3,891	4,557	4,175	228	(284)	894

% Variance					5%	(7)%	23%

During the quarter, we acquired two new wind projects and the remaining 50% interest in an existing joint venture, adding 223 megawatts of capacity to our California operations. We also commissioned our 99 megawatt wind project in New England. We advanced construction on four hydroelectric projects with 99 megawatts of installed capacity, 460 gigawatt hours of forecast annualized production and an estimated project cost of approximately $400 million.

We have 92% of our expected generation under contract for the balance of 2012, and approximately 70% under long-term contracts with an average term of 14.5 years. This significantly reduces our exposure to short-term or spot pricing, which continues to be at low levels. Over the longer term, we expect that renewable energy, such as the hydroelectric and wind power we produce, will continue to command a premium in the market and lead to extended increases in realized prices and funds from operations.

Q1 2012 INTERIM REPORT  21

The following table profiles our contracts over the next five years for generation from our existing facilities, assuming long-term average hydrology:

	Balance of	Years Ended December 31
	2012	2013	2014	2015	2016
Generation (GWh)
Contracted
Power sales agreements
Hydro	7,423	10,057	9,453	8,892	8,680
Wind	1,578	2,104	2,104	2,104	2,104
Gas and other	299	398	133	–	–

	9,300	12,559	11,690	10,996	10,784
Financial contracts	2,997	474	–	–	–

Total contracted	12,297	13,033	11,690	10,996	10,784
Uncontracted	1,092	5,156	6,234	6,797	7,009

Long-term average generation	13,389	18,189	17,924	17,793	17,793

Contracted generation – As at March 31, 2012 % of total generation	92%	72%	65%	62%	61%
Price (per MWh)	$85	$92	$90	$91	$92

Water inflows and generation during the beginning of 2012 have been consistent overall with long-term average and reservoir levels are slightly above average. Accordingly, we are in a position to achieve long-term generation targets for 2012, should normal water conditions prevail. We also expect to benefit in future years from the contribution from the development and acquisition of additional hydroelectric and wind facilities. In that regard we have a number of attractive growth opportunities which we believe will lead to cash flow growth in 2012 and future years. We also have a further development pipeline of 2,000 megawatts of installed capacity and are also actively pursuing a number of small and large acquisition opportunities.

INFRASTRUCTURE OPERATIONS

Total return was $65 million, consisting of $50 million of FFO and $15 million of valuation gains. FFO in 2011 was $50 million. The contribution from newly acquired assets and capital expansion projects, including a toll road business in Chile and a distribution business in Colombia, was offset by a $7 million reduction in the contribution from our timberland operations.

	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX
	Net Tangible Asset Value		2012			2011
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Mar. 31	Dec. 31	Funds from	Valuation	Total	Funds from	Valuation	Total
	2012	2011	Operations	Gains	Return	Operations	Gains	Return
Utilities	$871	$798	$25	$37	$62	$23	$(15)	$8
Transport and Energy	832	812	17	(12)	5	12	(2)	10
Timber	991	983	12	(3)	9	19	(2)	17
Unallocated	(47)	7	(4)	(7)	(11)	(4)	–	(4)

	$2,647	$2,600	$50	$15	$65	$50	$(19)	$31

Assets under management and consolidated assets in our infrastructure segment increased by $0.6 billion and $1.2 billion, respectively, representing acquisitions and development activity. Much of the investment was funded with capital from institutional clients and project financing, with the result that our net tangible asset value was relatively unchanged at $2.6 billion.

Utility FFO increased by $2 million, reflecting the stable growth profile and investment in capital expansion projects. Net operating and other income increased by $29 million to $136 million, due to the completion of capital expansion projects in our transmission business, although much of this increase was offset by associated interest expense and accrued to client capital. Interest expense and minority interests in this segment increased by $8 million and $19 million, respectively.

FFO from our Transport and Energy segment increased by $5 million due to impact of an expansion project and a favourable grain harvest on our rail operations in Australia. The contribution from the expansion project should increase in magnitude over the balance of 2012 with almost the entire expected increase to be in place by the beginning of 2013. Net operating income increased by $19 million, interest expense was relatively unchanged, and FFO attributable to non-controlling interest increased by $15 million.

22    BROOKFIELD ASSET MANAGEMENT

Timber FFO declined by $7 million. Net operating and other income decreased by $14 million reflecting lower prices and a change in mix to respond to market conditions. Interest expense was largely unchanged, while $7 million of the decline in net operating income was attributable to our co-investors in the business. The timberland results reflect the recent slowdown in residential construction activity in Asia. This resulted in lower shipments and prices, to which we responded by shifting our harvest mix and levels.

We completed the acquisition of a Colombian electrical distribution business for $450 million, or $310 million of net equity. Our clients funded $260 million of the net purchase price and we funded the balance through our listed infrastructure entity. We announced the acquisition of an Alberta-based natural gas storage facility, which is our initial investment in this sector, and continue to integrate the Chilean toll roads acquired in late 2011.

We continue to invest in capital expansion projects. We have now completed approximately 60% of our $600 million Australian rail expansion project, which is now contributing meaningfully to FFO. We anticipate the project will provide an additional $150 million of EBITDA on an annualized basis upon completion by the end of the first quarter of next year. We invested an additional $80 million in our Chilean and Texas transmission projects during the quarter.

Assets under management in the infrastructure segment increased to $19.9 billion from $19.3 billion at year end reflecting capital expansion and acquisition. These same items contributed towards a $1.2 billion increase in consolidated assets. Net invested capital was relatively unchanged as much of the investment during the quarter was funded by project financings and fund investor capital.

Our capital expansion pipeline remains strong, with $2.1 billion of projects in total. Our share of the net equity contribution is estimated to be approximately $400 million, of which approximately 50% has been invested to date, and is being funded by our listed infrastructure entity. We expect our timber operations to be positively impacted in the mid-to-long term due to ongoing demand from Asian markets, an inevitable recovery in U.S. new housing construction and supply constraints. We remain focused on a number of attractive investment opportunities, with a particular emphasis on assets being monetized by European owners who are seeking to deleverage, and midstream energy assets in North America. In addition, we continue to advance feasibility and planning work for our Australian coal terminal project.

PRIVATE EQUITY ACTIVITIES

This segment includes our special situations, residential and agricultural development operations.

	Net Tangible Asset Value		2012			2011
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Mar. 31	Dec. 31	Funds from	Valuation	Total	Funds from	Valuation	Total
	2012	2011	Operations	Gains	Return	Operations	Gains	Return
Special situations	$1,497	$1,522	$27	$(7)	$20	$15	$16	$31
Disposition gains	–	–	–	–	–	13	(13)	–
Residential development	2,667	2,580	(12)	(12)	(24)	6	16	22
Agricultural development	464	428	3	(2)	1	2	1	3

	$4,628	$4,530	$18	$(21)	$(3)	$36	$20	$56

Assets under management and consolidated assets increased by $0.9 billion and $0.7 billion, respectively, while net tangible asset value increased by $0.1 billion to $4.6 billion. Our residential operations deployed $0.6 billion as part of the seasonal build-out of their inventory, funded with working capital facilities.

Our special situations operations recorded higher levels of FFO from our wood products and energy services businesses reflecting increased volumes and improved pricing, offset in part by higher input and operating costs. This reflects continued strength in prices and increased levels of housing activity in the United States. Excluding disposition gains, FFO increased from $15 million to $27 million. We are pursuing several monetization strategies which, if successful, will generate meaningful disposition gains over the next twelve months.

Q1 2012 INTERIM REPORT  23

FFO from our residential development operations was negative $12 million in the quarter, compared to a $6 million contribution in the 2011 quarter. FFO from our Brazilian business declined as a number of closings were deferred into the second quarter, with the result that revenues from deliveries declined by $60 million in aggregate. Projects delivered during the quarter totalled R$190 million of sales revenue compared to R$253 million in the 2011 quarter. These levels are well below annual deliveries and contracted sales due largely to seasonal factors. By way of illustration, contracted sales were R$795 million in the quarter, representing a 25% increase compared to the 2011 quarter, which is indicative of continued strong momentum. We estimate that our share of FFO would have been $15 million higher on a percentage-of-completion basis consistent with U.S. GAAP and Brazilian industry standards.

We incurred a higher level of interest and cash tax expense following the merger of our U.S. and Canadian businesses in 2011, which resulted in the overall decrease in FFO. The first quarter typically represents the lowest level of FFO compared to the remaining calendar quarters. EBITDA within our North American operations increased by $7 million as higher prices and improved margins offset a decrease in the number of housing and land closings from 618 units to 542 units. Overall gross margin was 29% compared to 24% last year. Net new orders in the quarter were 492 units compared to 382 units in 2011 and the backlog at quarter-end totalled 702 units with a sales value of $275 million, compared to 412 units with a sales value of $160 million at the same time last year.

Our Brazil agribusiness contributed $3 million to FFO during the quarter. We continue to expand this business and have invested or committed to invest in 5 properties containing approximately 44,000 acres at a total cost of $50.2 million over the past three months.

The valuation losses during the quarter from our special situations portfolio primarily reflect the depreciation of operating assets. Residential valuation changes include selling expenses in our Brazilian business for which the offsetting revenue will be recorded when the project is delivered. We typically do not revalue these assets or investments under IFRS, although we are pursuing several monetization strategies that we believe have the potential to produce meaningful disposition gains.

A significant portion of the capital in this platform produces cash flows that are closely correlated with the U.S. homebuilding cycle and as a result are producing results that are significantly below normalized levels. In our U.S. residential business we are seeing a much higher level of traffic and activity in our communities which has translated into higher sales. With the lag that exists between customer sale and home construction, our recent U.S. acquisitions should start to show sales and closing activity towards the end of this year.

CORPORATE ACTIVITIES

Unallocated interest expense increased slightly to $89 million from $85 million in the 2011 quarter, reflecting higher average borrowing levels in respect of our larger asset base. The increase in operating costs from $83 million to $93 million reflects expansion of our investment banking and public securities operations, and a higher level of transaction costs arising from several major initiatives undertaken during the year. Preferred share dividends increased following the issuance of additional preferred shares during 2011 and the first quarter of 2012.

24    BROOKFIELD ASSET MANAGEMENT

LIQUIDITY AND CAPITALIZATION

Liquidity

Core liquidity, which represents cash and financial assets and undrawn credit facilities at the Corporation and our principal operating subsidiaries, was approximately $4.2 billion at March 31, 2012. This includes $2.3 billion at the corporate level and $1.9 billion at our principal operating units. We continue to maintain an elevated level of liquidity as we see a substantial number of highly promising investment opportunities. We also have undrawn allocations of capital from clients totalling $5.0 billion to finance qualifying acquisitions.

The following table presents our financial assets net of associated liabilities:

	Net Invested Capital		Investment and Other Income
AS AT MAR. 31, 2012 AND DEC. 31, 2011 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2012	2011	2012	2010
Financial assets
Government bonds	$378	$485
Corporate bonds	135	193
Other fixed income	64	66
High-yield bonds	215	190
Preferred shares	299	289
Common shares	589	493
Loans receivable/deposits	265	218

Total financial assets	1,945	1,934	$114	$92
Cash and cash equivalents	74	41	–	–
Deposits, other liabilities and non-controlling interests	(618)	(514)	(20)	(25)

Net invested capital	$1,401	$1,461	$94	$67

Common shares increased due to valuation gains and additional investment. Government and corporate bonds were sold to fund the runoff of match-funded insurance liabilities. Investment income from financial assets of $114 million included $63 million of realized and mark-to-market gains.

Undrawn credit facilities at the corporation totalled $0.9 billion. We maintain $2.2 billion of committed revolving term credit facilities at the corporate level, of which approximately $1.1 billion were utilized in respect of short-term bank or commercial paper borrowings and $0.2 billion were utilized for letters of credit issued to support various business initiatives. The maturity profile of the facilities is: $300 million – a 364-day term; $1.6 billion – four-year term; and $300 million – five-year term.

Q1 2012 INTERIM REPORT  25

Capitalization

The following table presents our capitalization on three bases of presentation: corporate (i.e., deconsolidated), proportionally consolidated and on a consolidated basis using the same methodology as our IFRS financial statements:

	XXXXX	XXXXX	XXXXX	XXXXX	XXXXX	XXXXX
	Corporate		Proportionate		Consolidated
AS AT MAR. 31, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011	2012	2011	2012	2011
Corporate borrowings	$3,791	$3,701	$3,791	$3,701	$3,791	$3,701
Non-recourse borrowings
Property-specific mortgages	–	–	18,873	19,083	29,027	28,415
Subsidiary borrowings[1]	1,017	988	4,005	3,679	4,923	4,441

	4,808	4,689	26,669	26,463	37,741	36,557

Accounts payable and other[2]	1,144	1,287	8,480	8,615	13,377	12,836
Capital securities	673	656	1,104	1,153	1,535	1,650
Equity
Non-controlling interests	–	–	–	–	20,391	18,849
Preferred equity	2,443	2,140	2,443	2,140	2,443	2,140
Shareholders’ equity[3]	26,903	26,098	26,903	26,098	26,903	26,098

Total equity	29,346	28,238	29,346	28,238	49,737	47,087

Total capitalization	$35,971	$34,870	$65,599	$64,469	$102,390	$98,130

Debt to capitalization[4]	15%	15%	43%	44%	38%	39%

1.	Includes $1,017 million (December 31, 2011 – $988 million) of contingent swap accruals which are guaranteed by the Corporation and are accordingly included in Corporate Capitalization
2.	Excludes deferred income taxes
3.	Pre-tax basis and includes incremental values and asset management franchise value
4.	Excludes asset management franchise value of $4.25 billion in March 31, 2012 (December 31, 2011 – $4.25 billion)

Our corporate (deconsolidated) capitalization shows the amount of debt that is recourse to the Corporation, and the extent to which it is supported by our invested capital and remitted cash flows. Our strategy is to maintain a relatively low level of debt at the parent company level and finance our operations primarily at the asset or operating unit level with no recourse to the Corporation. Subsidiary borrowings included in our corporate capitalization are contingent swap accruals, issued by a subsidiary, that are guaranteed by the Corporation. Equity capital totals $29.3 billion and represents 82% of our corporate capitalization. The average term to maturity of our corporate debt is seven years.

Proportionate consolidation, which reflects our proportionate interest in the underlying entities, depicts the extent to which our underlying assets are leveraged, which is an important component of enhancing shareholder returns. We believe the 43% debt-to-capitalization ratio at March 31, 2012 (December 31, 2011 – 44%) is appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financings that assets of this nature typically support, as well as our liquidity profile.

Consolidated capitalization reflects the full consolidation of partially-owned entities, notwithstanding that our capital exposure to these entities is limited. The debt-to-capitalization ratio on this basis is 38% (December 31, 2011 – 39%). We note, however, that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. For example, we have access to the capital of our clients and co-investors through public market issuance and, in some cases, contractual obligations to contribute additional equity. In other cases, this basis of presentation excludes some or all of the debt of partially owned entities that are equity accounted or proportionately consolidated, such as our investment in General Growth Properties and several of our infrastructure businesses.

We completed $6.2 billion of capital raising initiatives in the first four months of 2012, generating $2.1 billion of incremental capital. Debt financings totalled $4.9 billion , of which $3.6 billion was used to refinance maturing obligations. The remaining $1.3 billion of proceeds were used to finance acquisitions and supplement financial liquidity whereas the refinancing activities have enabled us to extend or maintain our average maturity term at lower rates than the maturing debt. New financings in North America and Australia include approximately $3.0 billion of fixed rate financings coupons that are 4.35% on average. We present our debt maturity profile on page 47.

26    BROOKFIELD ASSET MANAGEMENT

Capital raising initiatives also include $0.7 billion of equity and asset sale proceeds, $300 million of perpetual preferred shares and $0.2 billion of private fund commitments.

Financing initiatives included the issuance of C$300 million of 4.50% rate-reset preferred shares and C$425 million of a 7-year 3.95% notes at the corporate level. The proceeds will be used in part to redeem $600 million of fixed rate liabilities during the second quarter with a blended coupon of 6.55% for annual interest savings of approximately $15 million and seven years of additional term.

Shareholders’ Equity

We issued C$300 million perpetual rate-reset preferred shares with initial coupon of 4.50% during March 2012. C$250 million of the proceeds was used to redeem capital securities with a coupon of 5.75% in April 2012.

We repurchased 2.25 million Class A Limited Voting Shares for $70 million, representing an average price of $31.13 per share.

The following table reconciles common equity per our IFRS financial statements to Net Tangible Asset Value and Intrinsic Value:

	XXXXXX	XXXXXX	XXXXXX	XXXXXX
	2012		2011
AS AT MAR. 31, 2012 AND DEC. 31, 2011 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total	Per Share	Total	Per Share
Common equity per IFRS financial statements	$17,350	$27.82	$16,743	$26.77
Add back deferred income taxes[1]	2,328	3.54	2,255	3.42
Incremental values	2,975	4.52	2,850	4.33

Net tangible asset value	22,653	35.88	21,848	34.52
Asset management franchise value	4,250	6.47	4,250	6.47

Total intrinsic value	$26,903	$42.35	$26,098	$40.99

1.	Net of non-controlling interests

Interest Rates and Foreign Currencies

The continued steepness in the yield curve and prepayment terms on existing debt continues to reduce the attractiveness of pre-financing a number of our future maturities; however, we are actively refinancing short-dated maturities and longer-dated maturities when the opportunities present themselves. We have also locked in the reference rates for approximately $3.4 billion of anticipated future financings in the United States and Canada over the next four years.

As at March 31, our net tangible asset value of $22.7 billion was invested in the following currencies, prior to the impact of any financial contracts: United States – 46%; Australia – 18%; Brazil – 20%; Canada – 11%; and other – 5%. From time to time, we utilize financial contracts to adjust these exposures, although we were largely unhedged at the quarter end.

Q1 2012 INTERIM REPORT  27

Contractual Obligations

Our 2011 Annual Report contains a description of our contractual obligations, which consist largely of long-term financial obligations, as well as commitments to provide bridge financing, capital subscriptions, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations in the normal course of business.

In addition, the company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy-sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is in most cases dependent on either future contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.

Contingent Swap Accruals

We entered into interest rate swap arrangements with AIG Financial Products (“AIG-FP”) in 1990, which include a zero coupon swap that was originally intended to mature in 2015. Our financial statements include an accrual of $1,017 million in respect of these contracts, which represents the compounding of amounts based on interest rates from the inception of the contracts. We have also recorded $265 million in accounts payable and other liabilities which represents the difference between the present value of any future payments under the swaps and the current accrual. We believe that the financial collapse of American International Group (“AIG”) and AIG-FP triggered a default under the swap agreements, thereby terminating the contracts with the effect that we are not required to make any further payments under the agreements, including the amounts which might, depending on various events and interest rates, otherwise be payable in 2015. AIG disputes our assertions and therefore we have commenced legal proceedings seeking a declaration from the court confirming our position. We recognize this may not be determined for a considerable period of time, and therefore will continue to account for the contracts as we have in prior years until we receive clarification.

ADDITIONAL COMPONENTS OF NET INCOME AND OTHER COMPREHENSIVE INCOME

Comprehensive income consists of two components: Net Income and Other Comprehensive Income. Together, these two components constitute most of the elements that comprise our Total Return as illustrated in the table below, which also serves as a reconciliation between Funds from Operations and Net Income, and between Comprehensive Income and Total Return and to facilitate a discussion of major components of Comprehensive Income that are not covered elsewhere in this report. A more detailed reconciliation is included on pages 38 and 39.

28    BROOKFIELD ASSET MANAGEMENT

	XXXXX	XXXXX	XXXXX	XXXXX	XXXXX		XXXXX
	Comprehensive Income				Total Return
AS AT MAR. 31 (MILLIONS)	Total		Net[1]		Net[1]
	2012	2011	2012	2011	2012		2011
Funds from operations	$622	$516	$283	$231	$283		$231

Less: disposition gains not included in IFRS	–	(3)	–	(3)	–		(3)
Add: fair value changes and depreciation included in equity accounted income	251	34	239	23	239		23

Net income prior to the following items	873	547	522	251
Fair value changes	306	248	153	133	153		133
Depreciation and amortization	(297)	(221)	(141)	(164)	(141)		(164)
Deferred income taxes	(162)	(4)	(118)	58	n/a		n/a

Net income	720	570	416	278

Other comprehensive income
Fair value changes	179	28	166	37	166		37
Foreign currency translation	489	169	249	81	n/a		n/a
Deferred income taxes	(7)	201	(6)	201	n/a		n/a

Other comprehensive income	661	398	409	319

Comprehensive income	$1,381	$968	$825	$597

Items recorded directly in IFRS equity					(85)	[2]	20
Items not included in IFRS statements
Changes in incremental values					125		175

Total valuation gains					457		221

Preferred share dividends					(29)		(25)

Total return					$711		$427

1.	Net of non-controlling interests
2.	Pre-tax basis

Our definition of Total Return includes funds from operations together with valuation gains. The valuation gains include fair value changes and other gains recorded in our IFRS financial statements as well as depreciation and amortization. As discussed elsewhere, we include incremental values for items that are not fair valued in IFRS.

Reconciliation of FFO to Net Income and Total Return

As illustrated in the preceding table, the principal reconciling items between FFO and Net Income include the following:

•

Disposition Gains Not Included in IFRS: Gains on disposition of certain assets are not included in the current period IFRS operating results because they are recorded directly in equity or were included in prior period revaluation gains. In the former case, the gains are included separately in Total Return as “Items recorded directly in IFRS equity” and in the latter case, the portion of the gain that relates to prior period revaluation gains is deducted from the revaluation gains in the current period;

•

Fair Value Changes: Fair value changes recorded as a special category in Net Income typically relate to changes in the value of our physical assets that are categorized as “Investment Properties” or “Timber” under IFRS (commercial properties and timber assets) as well as related contractual agreements. In addition, our proportionate interest in these items recorded by equity accounted affiliates is included as a component of the Equity Accounted Income, which is also included in our Statement of Operations. We exclude these items from FFO, and discuss them in more detail in this section;

•	Depreciation and Amortization: We discuss these items in more detail within each our review of the relevant operating segments;

•

Deferred Income Taxes: We exclude these items from FFO because they typically do not relate to the other components of FFO. We do, however, include current period cash taxes associated with operating activities.

All of these components, with the exception of deferred income taxes, are included in Total Return.

Q1 2012 INTERIM REPORT  29

Reconciliation of Other Comprehensive Income to Total Return

Other comprehensive income (“OCI”) includes:

•	Fair value changes: Fair value changes recorded in OCI relate to property, plant and equipment (renewable power facilities and certain infrastructure assets) and are included in Total Return;

•

Foreign currency translation: This item typically reflects the impact of changes in currency exchange rates on the U.S. carrying value of our net capital invested in non-U.S. operations, net of any qualifying hedges. We do not include the impact of these changes in calculating Total Return for a specific period as they typically do not relate to operating performance, but include them as a component of our longer-term changes in Intrinsic Value which we report on an annual basis;

•

Deferred Income taxes: Deferred taxes in this section relate to the impact arising from the other items included in OCI. As discussed above, our calculation of Total Return does not include deferred income taxes.

Discussion of Reconciling Items

Fair Value Changes

Fair value changes in our financial statements totalled $651 million in 2012, or $473 million after considering the amounts attributable to non-controlling interests. These gains reflect a reduction of $36 million for unrealized fair value gains in prior periods that were recorded as disposition gains in funds from operations in the current period. The following table allocates the fair value changes to the relevant operating segments in which they are recorded and to the various line items within our financial statements.

	XXXXXXXX	XXXXXXXX	XXXXXXXX	XXXXXXXX	XXXXXXXX	XXXXXXXX	XXXXXXXX
	2012

THREE MONTHS ENDED MAR. 31, 2012 (MILLIONS)	Property	Renewable Power	Infrastructure	Private Equity	Corporate	Total	Total 2011
Included in Net Income
Equity accounted	$303	$(3)	$(49)	$2	$(2)	$251	$34
Fair value changes
Operating assets	389	–	–	–	–	389	285
Less: disposition gains	(36)	–	–	–	–	(36)	(13)
Other fair value changes	–	31	(37)	(62)	21	(47)	(24)

	353	31	(37)	(62)	21	306	248

Included in OCI
Other items	48	87	2	(11)	53	179	28

	48	87	2	(11)	53	179	28

Recorded directly in equity	–	–	–	–	(85)	(85)	20

	704	115	(84)	(71)	(13)	651	330
Less: non-controlling interest	(308)	23	60	52	(5)	(178)	(117)

Net amount recorded in IFRS statements	$396	$138	$(24)	$(19)	$(18)	$473	$213

Equity accounted fair value changes consist primarily of our proportionate share of increased retail mall values within General Growth Properties. The balance of the equity accounted gains relate to office properties in the U.S. held through equity accounted joint ventures and our proportionate share of depreciation and other non-FFO items recorded within equity accounted infrastructure businesses.

Fair value changes recorded in respect of operating assets represent increases in the value of our office property portfolios. Other fair value changes relate to changes in the value of financial contracts, typically contracts that lock in interest rates for future debt issuance, power sales agreements that are recorded in net income, and a reduction in the carrying value of gas reserves at an investee company within our private equity portfolio.

30    BROOKFIELD ASSET MANAGEMENT

Other comprehensive income includes revaluations of property, plant and equipment however because these assets are revalued at the end of each year, as opposed to quarterly, there are minimal adjustments. Other items reflect increases in the value of power sales agreements within our renewable power operations and revaluations of financial assets and financial contracts within our corporate segment.

We recorded a valuation charge of $85 million directly in equity to reflect the excess pre-tax intrinsic value of our power operations over disposition proceeds for the interest sold during the quarter. The after-tax gain reflected in our IFRS statements was $14 million. The gain, when determined based on our historic cost for these assets, as opposed to our pre-tax IFRS values, was $214 million, however this amount is excluded from our results as it represents the crystallization of value. While we do not believe we received full value for the sale, we believe that the returns on the redeployment of this capital will exceed the discount.

The following table disaggregates Equity Accounted Income in relevant components for this analysis, including fair value changes:

	XXXXXX	XXXXXX	XXXXXX	XXXXXX
	Total		Net
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2012	2011	2012	2011
Equity accounted income
Included in fair value changes
Fair value changes	$303	$72	$252	$37
Depreciation	(52)	(38)	(13)	(14)

	251	34	239	23
Included in FFO	139	177	88	113

	$390	$211	$327	$136

Income Taxes

The provision for deferred income taxes in net income increased to $162 million from $4 million in the 2011 quarter. Our net share, after deducting amounts attributable to non-controlling interests, was $118 million in 2012 and a recovery of $58 million in 2011. The total amount includes the impact of increase in the fair value of assets relative to their tax basis. Our effective tax rate was 21% compared to the statutory rate of 26%.

Foreign Currency Translation

We record the impact of changes in foreign currencies on the carrying value of our net investment in non-U.S. operations in other comprehensive income. During the first quarter of 2012, the value of our principal non-U.S. currencies (Australia, Brazil and Canada) increased against the U.S. dollar on a net basis, giving rise to a total increase of $489 million after the mitigating impact of hedges, or $249 million after non-controlling interests.

This differs from the increase of $267 million included in our continuity of intrinsic common equity value because we calculate total return on a pre-tax basis.

Changes in Incremental Values

We recorded a $125 million increase in fair values of non-IFRS balances (“incremental values”) bringing the total amount of such terms to $3.0 billion. The allocation of incremental values is set out in the summarized balance sheet on page 13 and changes are discussed in the relevant business reviews. The increase during the quarter includes a $75 million increase in the incremental values of businesses within our infrastructure and special situations business. We also recorded $100 million of accumulated but unrecognized performance income and reduced the incremental value associated with our construction and property services by $50 million to reflect the amortization of in-place contracts.

Q1 2012 INTERIM REPORT  31

Revenues

	XXXXXX	XXXXXX
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2012	2011
Asset management and other services	$890	$622
Property	802	585
Renewable power	368	279
Infrastructure	454	400
Private equity and development	1,420	1,419
Cash, financial assets and other	110	108

Total consolidated revenues	$4,044	$3,413

Revenues were largely unchanged compared to the 2011 quarter, with the exception of asset management and other services, which reflect increased construction revenues and the impact of consolidating our U.S. Office Fund subsequent to the 2011 quarter on our property operations.

OUTLOOK

A large portion of our funds from operations is generated by our office, retail, renewable power and infrastructure businesses which we manage for ourselves and our clients. The revenues in all of these businesses are largely contracted through leases, power sales agreements and regulated rate base or operating agreements. This provides stability to the cash flows. In addition, these businesses are also financed largely with long-term asset specific borrowings which provides for additional stability. Our asset management contracts provide for base management fees earned on capital committed to our funds, many of which have initial terms of 10 years or more.

We record gains from time to time on the monetization of investments. These are, by their nature, difficult to predict with certainty but the breadth of our operations and active management of our assets have resulted in a meaningful amount of gains being realized in most periods.

Our businesses are located in a number of regions, including a substantial presence in the United States, Australia, Brazil and Canada. Accordingly, cash flows and net asset values will vary with changes in the applicable foreign exchange rates. Other factors that could impact our performance in 2012, both positively and negatively, are reviewed in Part 4 of the 2011 Annual Report.

We believe Brookfield is well positioned for continued growth through the balance of 2012 and beyond. This is based on the stability and growth potential of our operating businesses, the strength of our capitalization and liquidity, our execution capabilities and our expanded relationships, as discussed elsewhere in this MD&A.

32    BROOKFIELD ASSET MANAGEMENT

PART 4 – SUPPLEMENTAL DISCLOSURES

ACCOUNTING POLICIES AND CRITICAL JUDGMENTS AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to select appropriate accounting policies and to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our 2011 Financial Statements contains a description of the company’s accounting policies and the critical judgments and estimates utilized in the preparation of the consolidated financial statements.

In making critical judgments and estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates and other factors, some of which are highly uncertain. For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2011 consolidated financial statements.

Adoption of Accounting Standard

Income Taxes

The IASB made amendments to IAS 12, Income Taxes (“IAS 12”) that are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, Investment Property. The amendments, which are effective for annual periods beginning on or after January 1, 2012, introduced a rebuttable presumption that an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. The impact of the amendments on the financial statements is a reduction in retained earnings of $8 million as at January 1 ,2011.

Future Changes in Accounting Standards

I.    Consolidated Financial Statements, Joint Ventures and Disclosures

In May 2011, the IASB issued three standards: IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Arrangements (“IFRS 11”), IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), and amended two standards: IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). Each of the new and amended standards has an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted if all the respective standards are simultaneously applied.

IFRS 10 replaces IAS 27 and SIC-12, Consolidation-Special Purpose Entities (“SIC-12”). The consolidation requirements previously included in IAS 27 have been included in IFRS 10, whereas the amended IAS 27 sets standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must possess the following three elements to conclude it controls an investee: power over the investee’s financial and operating decisions, exposure or rights to variable returns from involvement with the investee, and the ability to use power over the investee to affect the amount of the investor’s returns. IFRS 10 requires continuous reassessment of changes in an investor’s power over the investee and the investor’s exposure or rights to variable returns. The company has not yet determined the impact of IFRS 10 and the amendments to IAS 27 on its consolidated financial statements.

Q1 2012 INTERIM REPORT  33

IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 is applicable to all parties that have an interest in a joint arrangement. IFRS 11 establishes two types of joint arrangements: joint operations and joint ventures. In a joint operation, the parties to the joint arrangement have rights to the assets and obligations for the liabilities of the arrangement, and recognize their share of the assets, liabilities, revenues and expenses in accordance with applicable IFRSs. In a joint venture, the parties to the arrangement have rights to the net assets of the arrangement and account for their interest using the equity method of accounting under IAS 28. IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The company has not yet determined the impact of IFRS 11 and the amendments to IAS 28 on its consolidated financial statements.

IFRS 12 integrates the disclosure requirements of interests in other entities and requires a parent company to disclose information about significant judgments and assumptions it has made in determining whether it has control, joint control, or significant influence over another entity, and the type of joint arrangement when the arrangement has been structured through a separate vehicle. An entity should also provide these disclosures when changes in facts and circumstances affect the entity’s conclusion during the reporting period. Entities are permitted to incorporate the disclosure requirements in IFRS 12 into their financial statements without early adopting of IFRS 12. The company has not yet determined the impact of IFRS 12 on its consolidated financial statements.

II.	Fair Value Measurements

In May 2011, the IASB issued IFRS 13, Fair Value Measurements (“IFRS 13”). IFRS 13 establishes a single source of fair value measurement guidance and sets out fair value measurement disclosure requirements. The standard requires that information be provided in the financial statements that enables the user to assess the methods and inputs used to develop fair value measurements, and for reoccurring fair value measurements that use significant unobservable inputs, the effect of the measurements on profit or loss or other comprehensive income. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The company has not determined the impact of IFRS 13 on its consolidated financial statements.

III.	Presentation of Items of Other Comprehensive Income

In June 2011, the IASB made amendments to IAS 1, Presentation of Financial Statements: (“IAS 1”). The amendments require that items of other comprehensive income are grouped into two categories: items that will be reclassified subsequently to profit or loss; and items that will be reclassified subsequently directly to equity. Income tax on items of other comprehensive income are required to be allocated on the same basis. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. The company does not expect the amendments to IAS 1 to have a material impact on the consolidated financial statements.

IV.	Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the International Accounting Standards Board (“IASB”) on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

34    BROOKFIELD ASSET MANAGEMENT

SUPPLEMENTEL SHARE AND PER SHARE INFORMATION

Change in Issued and Outstanding Shares

FOR THE THREE MONTHS ENDED MAR. 31, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011
Outstanding at beginning of period	619.3	577.7
Issued (repurchased)
Share issuances	–	45.1
Repurchases	(2.3)	(6.1)
Management share option plan	0.9	2.5
Dividend reinvestment plan	0.1	0.1

Outstanding at end of period	618.0	619.3
Unexercised options	39.5	37.9

Total diluted shares at end of period	657.5	657.2

In calculating our book value per share, the cash value of our unexercised options of $942 million (December 31, 2011 – $840 million) is added to the book value of our common equity of $17,350 million (December 31, 2011 – $16,743 million) prior to dividing by the total diluted shares presented above.

During the quarter, the company acquired 3.4 million Class A Limited Voting Shares for $106 million of which 2.3 million shares ($70 million) back grants of escrowed shares to employees.

As of May 10, 2012, the Corporation had outstanding 617,956,078 Class A Limited Voting Shares and 85,120 Class B Limited Voting Shares.

Basic and Diluted Earnings Per Share

	Funds From Operations		Net Income
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2012	2011	2012	2011
Funds from operations/net income	$283	$231	$416	$278
Preferred share dividends	(29)	(25)	(29)	(25)

	254	206	387	253
Capital securities dividends[1]	–	–	9	6

Funds from operations/net income available for shareholders	$254	$206	$396	$259

Weighted average shares	619.2	607.2	619.2	607.2
Dilutive effect of the conversion of options using treasury stock method	10.5	12.7	10.5	12.7
Dilutive effect of the conversion of capital securities[1,2]	–	–	25.5	14.7

Shares and share equivalents	629.7	619.9	655.2	634.6

1.

Subject to the approval of the Toronto Stock Exchange, the Series 10,11,12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A Limited Voting shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder

2.	The number of shares is based on 95% of the quoted market price at period-end

Q1 2012 INTERIM REPORT  35

QUARTERLY RESULTS

Total revenues and net income

	2012	2011				2010
THREE MONTHS ENDED (MILLIONS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenues	$4,044	$4,122	$4,423	$3,963	$3,413	$3,666	$3,550	$3,376

Asset management and other services	77	98	119	95	76	126	90	78
Revenues less direct operating costs
Property	471	495	418	421	344	364	447	359
Renewable power	248	146	188	220	190	188	157	164
Infrastructure	198	182	186	200	181	76	40	58
Private equity	114	206	98	131	103	135	166	227
Equity accounted income	139	159	167	173	177	132	126	121
Investment and other income	177	73	51	71	133	73	183	107

	1,424	1,359	1,227	1,311	1,204	1,094	1,209	1,114

Expenses
Interest	654	620	622	564	546	513	452	437
Operating costs	121	129	119	118	112	121	94	109
Current income taxes	27	17	26	21	33	13	38	25
Non-controlling interests in net income before the following	339	340	224	360	285	286	271	318

Income prior to other items	283	253	236	248	228	161	354	225
Fair value changes[1]	557	835	544	1,154	282	1,849	(54)	(1)
Depreciation and amortization	(297)	(228)	(224)	(231)	(221)	(215)	(193)	(208)
Deferred income taxes	(162)	(240)	(64)	(103)	(4)	(10)	(36)	39
Non-controlling interests in the foregoing items	35	(32)	(239)	(230)	(7)	(696)	41	34

Net income	$416	$588	$253	$838	$278	$1,089	$112	$89

1. Includes fair value changes included within equity accounted investments

Funds from operations
	2012	2011				2010
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Income prior to other items	$283	$253	$236	$248	$228	$161	$354	$225
Disposition gains[1]	–	18	5	61	3	–	–	–

Funds from operations and gains	283	271	241	309	231	161	354	225
Preferred share dividends	29	29	26	26	25	22	18	19

Funds from operations to Brookfield common equity	$254	$242	$215	$283	$206	$139	$336	$206

Common equity – book value	$17,350	$16,743	$14,499	$15,757	$14,683	$12,795	$12,164	$11,637
Shares outstanding	618.0	619.3	619.2	621.5	621.1	577.7	576.1	574.9
Per share
Funds from operations	$0.40	$0.38	$0.35	$0.45	$0.33	$0.24	$0.57	$0.35
Net income	0.60	0.86	0.36	1.26	0.41	1.80	0.16	0.12
Dividends	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.13
IFRS Book value[2]	27.82	26.76	23.32	25.20	23.59	22.09	21.06	20.19
Market trading price (NYSE)	31.57	27.48	27.55	33.17	32.46	33.29	28.37	22.62

1.	Represents gains that are not recorded in net income for IFRS purposes
2.	Excludes dilution from capital securities which the company intends to redeem prior to conversion

36    BROOKFIELD ASSET MANAGEMENT

CORPORATE DIVIDENDS

The dividends paid by Brookfield on outstanding securities during the first three months of 2012 and the same period in 2011 and 2010 are as follows:

	$X,XXX	$X,XXX	$X,XXX
	Distribution per Security
	2012	2011	2010
Class A Limited Voting Shares	$0.14	$0.13	$0.13
Class A Preferred Shares
Series 2	0.13	0.13	0.09
Series 4 + Series 7	0.13	0.13	0.09
Series 8	0.19	0.19	0.14
Series 9	0.24	0.28	0.26
Series 10	0.36	0.36	0.35
Series 11	0.34	0.35	0.33
Series 12	0.34	0.34	0.32
Series 13	0.13	0.13	0.09
Series 14	0.47	0.47	0.34
Series 15	0.10	0.11	0.05
Series 17	0.30	0.30	0.29
Series 18	0.30	0.30	0.29
Series 21	0.31	0.32	0.30
Series 22[1]	0.44	0.44	0.42
Series 24[2]	0.34	0.34	0.27
Series 26[3]	0.28	0.29	–
Series 28[4]	0.29	0.16	–
Series 30[5]	0.30	–	–

1.	Issued June 4, 2009
2.	Issued January 14, 2010
3.	Issued October 29, 2010
4.	Issued February 8, 2011
5.	Issued November 2, 2011

Dividends on the Class A Limited Voting Shares are declared in U.S. dollars whereas Class A Preferred Share dividends are declared in Canadian dollars.

MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS

Internal Control Over Financial Reporting

No changes were made in our internal control over financial reporting during the quarter ended March 31, 2012, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Declarations Under the Dutch Act of Financial Supervision

The members of the Corporate Executive Board as required by section 5:25d, paragraph 2, under c of the Dutch Act of Financial Supervision confirm that to the best of their knowledge:

•

The financial statements included in this Interim Report give a true and fair view of the assets, liabilities, financial position, and profit or loss of the Corporation and the undertakings included in the consolidation taken as whole; and

•

The management report included in this Interim Report includes a fair review of the information required under section 5:25d, paragraph 8 and, as far as applicable, paragraph 9 of the Dutch Act of Financial Supervision regarding the Corporation and the undertakings included in the consolidation taken as whole.

Q1 2012 INTERIM REPORT  37

PART 5 — SUPPLEMENTAL INFORMATION AND ANALYSIS

Reconciliation of Total Return and Funds from Operations to Comprehensive Income – 2012

FOR THE THREE MONTHS ENDED MAR. 31, 2012 (MILLIONS)	Consolidated Financial Statements	Non-controlling Interests[1]	Equity Accounted Income[2]	Fair Value Changes[3]	Other Items[4]	Management Discussion & Analysis
Asset management and other services	$77	$–	$4	$–	$–	$81
Revenues less direct operating costs
Property	471	–	76	–	(1)	546
Renewable power	248	–	4	–	2	254
Infrastructure	198	–	52	–	13	263
Private equity	114	–	(5)	–	1	110
Equity accounted income	390	–	(390)	–	–	–

	1,498	–	(259)	–	15	1,254
Investment and other income	177	–	8	–	(11)	174

	1,675	–	(251)	–	4	1,428
Expenses
Interest	654	–	–	–	–	654
Operating costs	121	–	–	–	–	121
Current income taxes	27	–	–	–	–	27
Non-controlling interests	–	339	–	–	4	343

Net income prior to other items/FFO	873	(339)	(251)	–	–	283

Other Items/Valuation gains
Fair value changes	306	–	251	179	(85)	651
Depreciation and amortization	(297)	–	–	–	–	(297)
Deferred income tax	(162)	–	–	–	162	–
Non-controlling interests	–	35	–	(14)	(43)	(22)

Net income	720

Other comprehensive income
Fair value changes	179	–	–	(179)	–	–
Foreign currency	489	–	–	–	(489)	–
Deferred taxes	(7)	–	–	–	7	–
Non-controlling interests	–	(252)	–	14	238	–

Other comprehensive income	661

Comprehensive income	1,381

Items not included in IFRS
Incremental values	n/a	–	–	–	125	125
Assets management franchise value	n/a	–	–	–	–	–
Less: amounts recorded in FFO	n/a	–	–	–	–	–

Total valuation gains	n/a	(217)	251	–	(85)	457

Preferred share dividends	–	–	–	–	(29)	(29)

Comprehensive income/Total return	$1,381	$(556)	$–	$–	$(114)	$711

1.	Allocates non-controlling interests between funds from operations and valuation gains
2.	Allocates equity-accounted income to operating segments and between funds from operations and valuation gains
3.	Aggregates fair value changes and associated non-controlling interest in net income and other comprehensive income
4.	Includes amounts recorded directly in equity under IFRS and excludes the impact of foreign currency revaluation and deferred taxes from the calculation of total return

38    BROOKFIELD ASSET MANAGEMENT

Reconciliation of Total Return and Funds from Operations to Comprehensive Income – 2011

FOR THE THREE MONTHS ENDED MAR. 31, 2011 (MILLIONS)	Consolidated Financial Statements	Non-controlling Interests[1]	Equity Accounted Income[2]	Fair Value Changes[3]	Other Items[4]	Management Discussion & Analysis

Asset management and other services	$76	$–	$–	$–	$–	$76

Revenues less direct operating costs

Property	344	–	123	–	(1)	466

Renewable power	190	–	7	–	–	197

Infrastructure	181	–	43	–	7	231

Private equity	103	–	5	–	1	109

Equity accounted income	211	–	(211)	–	–	–

	1,105	–	(33)	–	7	1,079
Investment and other income	133	–	(1)	–	(22)	110

	1,238	–	(34)	–	(15)	1,189

Expenses

Interest	546	–	–	–	(8)	538

Operating costs	112	–	–	–	–	112

Current income taxes	33	–	–	–	(14)	19

Non-controlling interests	–	285	–	–	4	289

Net income prior to other items/FFO	547	(285)	(34)	–	3	231

Other Items/Valuation gains

Fair value changes	248	–	34	28	(1)	309

Depreciation and amortization	(221)	–	–	–	–	(221)

Deferred income tax	(4)	–	–	–	4	–

Non-controlling interests	–	(7)	–	9	(41)	(39)

Net income	570

Other comprehensive income

Fair value changes	28	–	–	(28)	–	–

Foreign currency	169	–	–	–	(169)	–

Deferred taxes	201	–	–	–	(201)	–

Non-controlling interests	–	(79)	–	(9)	88	–

Other comprehensive income	398

Comprehensive income	968

Items not included in IFRS

Incremental values	n/a	–	–	–	175	175

Assets management franchise value	n/a	–	–	–	–	–

Less: amounts recorded in FFO	n/a	–	–	–	(3)	(3)

Total valuation gains	n/a	(86)	34	–	(148)	221

Preferred share dividends	–	–	–	–	(25)	(25)

Comprehensive income/Total return	$968	$(371)	$–	$–	$(170)	$427

1.	Allocates non-controlling interests between funds from operations and valuation gains
2.	Allocates equity-accounted income to operating segments and between funds from operations and valuation gains
3.	Aggregates fair value changes and associated non-controlling interest in net income and other comprehensive income
4.	Includes amounts recorded directly in equity under IFRS and excludes the impact of foreign currency revaluation and deferred taxes from the calculation of total return

Q1 2012 INTERIM REPORT  39

Total Return – 2011

FOR THE THREE MONTHS ENDED MAR. 31, 2011 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Asset Management Services[1]	Property[2]	Renewable Power	Infrastructure	Private Equity	Corporate	Total[3]
Total revenues	$622	$585	$279	$400	$1,419	$108	$3,413

Funds from operations
Net operating income[4]	76	466	197	231	109	—	1,079
Investment and other income	—	12	—	3	28	67	110

	76	478	197	234	137	67	1,189
Interest expense	—	227	94	83	49	85	538
Operating costs	—	25	—	4	—	83	112
Current income taxes	—	3	4	1	10	1	19
Non-controlling interests	—	108	43	96	42	—	289

Total funds from operations	76	115	56	50	36	(102)	231

Valuation gains
Included in IFRS statements[5]
Fair value changes[6]	—	376	(112)	(45)	85	5	309
Depreciation and amortization	(5)	(15)	(110)	(31)	(60)	—	(221)
Non-controlling interests	—	(110)	44	57	(30)	—	(39)
Not included in IFRS statements
Incremental values	—	25	225	—	25	(100)	175
Asset management franchise value	—	—	—	—	—	—	—
Other gains	—	(3)	—	—	—	—	(3)

Total valuation gains	(5)	273	47	(19)	20	(95)	221

Preferred share dividends	—	—	—	—	—	(25)	(25)

Total Return	$71	$388	$103	$31	$56	$(222)	$427

– Per share							$0.69

1.	Excludes net unrealized performance fees which are included in incremental values
2.	Disaggregation of property segment into office, retail and other is presented on page 42
3.	Reconciled to IFRS financial statements on page 38 and 39
4.	Includes funds from operations from equity accounted investments
5.	Includes items in consolidated statements of operations, comprehensive income and changes in equity
6.	Net of disposition gains reclassified to FFO

40    BROOKFIELD ASSET MANAGEMENT

Financial Position – 2011

AS AT DEC. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Property	Renewable Power	Infrastructure	Private Equity	Asset Management and Corporate	Total 2011
Assets under management	$82,579	$17,758	$19,258	$25,343	$6,782	$151,720

Operating assets	37,839	15,567	11,807	8,945	2,039	76,197
Accounts receivable and other	2,302	1,047	1,725	4,090	3,551	12,715

Consolidated assets[1]	40,141	16,614	13,532	13,035	5,590	88,912
Corporate borrowings	—	—	—	—	3,701	3,701
Property-specific borrowings	15,696	4,197	4,802	3,174	546	28,415
Subsidiary borrowings	743	1,323	114	1,273	988	4,441
Capital securities	994	—	—	—	656	1,650
Accounts payable and other	1,827	913	1,947	3,333	2,698	10,718

	20,881	10,181	6,669	5,255	(2,999)	39,987
Non-controlling interests	9,797	2,504	4,319	2,125	104	18,849
Preferred equity	—	—	—	—	2,140	2,140

	11,084	7,677	2,350	3,130	(5,243)	18,998
Incremental values	25	300	250	1,400	875	2,850

Net tangible asset value[1]	11,109	7,977	2,600	4,530	(4,368)	21,848
Asset management franchise value	—	—	—	—	4,250	4,250

Intrinsic value	$11,109	$7,977	$2,600	$4,530	$(118)	$26,098

– Per share						$40.99

1.	Excludes deferred income taxes

Q1 2012 INTERIM REPORT  41

PROPERTY

Assets Under Management and Invested Capital	Office Properties		Retail Properties		Opportunity, Finance and Development		Total
AS AT MAR. 31, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011

Assets under management	$33,018	$32,848	$35,098	$33,160	$12,440	$16,571	$80,556	$82,579

Consolidated properties	22,351	21,927	2,640	2,601	2,775	2,707	27,766	27,235
Development properties	–	–	–	–	1,774	1,704	1,774	1,704
Unconsolidated properties	3,380	3,305	4,866	4,363	335	270	8,581	7,938
Loans and notes receivable	–	–	–	–	1,022	962	1,022	962
Accounts receivable and other	849	1,246	444	480	660	576	1,953	2,302

	26,580	26,478	7,950	7,444	6,566	6,219	41,096	40,141
Property-specific borrowings	11,204	11,398	1,182	1,371	3,007	2,927	15,393	15,696
Subsidiary borrowings	590	381	–	–	378	362	968	743
Capital securities	862	994	–	–	–	–	862	994
Accounts payable and other	1,280	1,452	230	197	175	178	1,685	1,827

	12,644	12,253	6,538	5,876	3,006	2,752	22,188	20,881
Non-controlling interests	7,001	6,785	1,372	1,251	1,905	1,761	10,278	9,797

	5,643	5,468	5,166	4,625	1,101	991	11,910	11,084
Incremental values	–	25	–	–	25	–	25	25

Net tangible asset value[1]	$5,643	$5,493	$5,166	$4,625	$1,126	$991	$11,935	$11,109

1.	Excludes deferred income taxes

	$XXX,X	$XXX,X	$XXX,X	$XXX,X	$XXX,X	$XXX,X	$XXX,X	$XXX,X
Total Return	Office Properties		Retail Properties		Opportunity, Finance and Development		Total
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011
Net operating income
Consolidated properties	$360	$256	$33	$33	$34	$40	$427	$329
Financial assets	–	–	–	–	7	14	7	14
Unconsolidated properties	22	60	54	63	–	–	76	123
Disposition gains	–	–	4	–	32	–	36	–

	382	316	91	96	73	54	546	466
Canary Wharf dividend	9	–	–	–	–	–	9	–
Investment and other income	22	11	4	1	25	–	51	12

	413	327	95	97	98	54	606	478
Interest expense	193	157	34	45	66	25	293	227
Operating costs	23	25	–	–	–	–	23	25
Current income taxes	–	–	3	3	–	–	3	3
Non-controlling interests	114	94	4	(4)	6	18	124	108

Funds from operations	83	51	54	53	26	11	163	115

Valuation gains
Included in IFRS statements
Fair value changes	353	337	297	19	90	20	740	376
Depreciation and amortization	(10)	(14)	–	–	(32)	(1)	(42)	(15)
Other items	–	–	(4)	–	(32)	–	(36)	–
Non-controlling interests	(199)	(73)	(31)	(24)	(51)	(13)	(281)	(110)
Not included in IFRS statements
Incremental values	(25)	–	–	25	25	–	–	25
Other gains	–	(3)	–	–	–	–	–	(3)

Total valuation gains	119	247	262	20	–	6	381	273

Total return	$202	$298	$316	$73	$26	$17	$544	$388

42    BROOKFIELD ASSET MANAGEMENT

RENEWABLE POWER

	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx
Assets Under Management and Invested Capital	United States		Canada		Brazil		Total
AS AT MAR. 31, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011
Assets under management	$6,828	$6,276	$8,027	$8,093	$3,462	$3,389	$18,317	$17,758

Hydroelectric generation	5,287	5,333	5,707	5,510	2,812	2,729	13,806	13,572
Wind energy	1,066	–	1,341	1,387	–	–	2,407	1,387
Co-generation	–	–	83	87	–	–	83	87
Facilities under development	170	289	–	70	141	162	311	521
Accounts receivable and other	351	280	435	422	323	345	1,109	1,047

	6,874	5,902	7,566	7,476	3,276	3,236	17,716	16,614
Property-specific borrowings	2,461	1,968	1,609	1,584	389	645	4,459	4,197
Subsidiary borrowings	–	–	–	–	–	–	1,525	1,323
Accounts payable and other	365	193	588	559	161	161	1,114	913
Non-controlling interests[1]	1,101	743	1,163	1,060	1,012	813	2,788	2,259
Preferred shares	–	–	–	–	–	–	247	245

	2,947	2,998	4,206	4,273	1,714	1,617	7,583	7,677
Incremental values	–	–	–	–	–	–	300	300

Net tangible asset value[2]	$2,947	$2,998	$4,206	$4,273	$1,714	$1,617	$7,883	$7,977

1.	Total includes co-investor interest associated with subsidiary borrowings and preferred shares
2.	Excludes deferred income taxes

	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx
Total Return	United States		Canada		Brazil		Total[1]
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011
Funds from operations
Hydroelectric generation	$89	$83	$55	$29	$64	$57	$208	$169
Wind energy	5	–	39	14	–	–	44	14
Co-generation	–	–	2	14	–	–	2	14
Investment income	–	–	–	–	–	–	4	–

	94	83	96	57	64	57	258	197
Interest expense[2]	34	37	27	21	31	20	110	94
Other operating costs	–	–	–	–	–	–	2	–
Current income taxes	3	1	(1)	–	3	3	5	4
Non-controlling interests[1]	39	15	32	14	13	14	79	43

Funds from operations	18	30	38	22	17	20	62	56

Valuation gains
Included in IFRS statements
Fair value changes	24	2	88	(114)	3	–	115	(112)
Depreciation and amortization	(36)	(30)	(52)	(45)	(42)	(35)	(130)	(110)
Non-controlling interests	44	10	17	29	13	5	74	44
Not included in IFRS statements
Incremental values	–	–	–	–	–	–	–	225

Total valuation gains	32	(18)	53	(130)	(26)	(30)	59	47

Total return	$50	$12	$91	$(108)	$(9)	$(10)	$121	$103

1.	Includes unallocated operating and tax expenses as well as associated non-controlling interests in addition to the regional amounts
2.	Total includes $18 million of interest on unallocated subsidiary debt (2011 – $16 million)

Q1 2012 INTERIM REPORT  43

INFRASTRUCTURE

	XXXXX	XXXXX	XXXXX	XXXXX	XXXXX	XXXXX	XXXXX	XXXXX
Assets Under Management and Invested Capital
	Utilities		Transport and Energy		Timber		Total
AS AT MAR. 31, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011

Assets under management	$10,549	$10,162	$4,352	$4,140	$4,978	$4,956	$19,879	$19,258

Operating assets	4,244	3,549	2,818	2,666	3,908	3,896	10,970	10,111
Unconsolidated operations	924	931	882	696	71	69	1,911	1,696
Accounts receivable and other	455	460	592	559	708	706	1,803	1,725

	5,623	4,940	4,292	3,921	4,687	4,671	14,684	13,532
Property-specific borrowings	2,558	2,336	1,067	962	1,503	1,504	5,128	4,802
Subsidiary borrowings	–	–	–	–	–	–	151	114
Accounts payable and other	888	623	620	591	725	733	2,271	1,947
Non-controlling interests	1,456	1,162	1,923	1,706	1,468	1,451	4,787	4,319

	721	819	682	662	991	983	2,347	2,350
Incremental values	150	100	150	150	–	–	300	250

Net tangible asset value[1]	$871	$919	$832	$812	$991	$983	$2,647	$2,600

1.	Excludes deferred income taxes

	XXXXX	XXXXX	XXXXX	XXXXX	XXXXX	XXXXX	XXXXX	XXXXX
			Transport and
Total Return	Utilities		Energy		Timber		Total[1]
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011

Net operating income	$106	$84	$65	$51	$40	$53	$211	$188
Unconsolidated operations	28	22	22	18	2	3	52	43
Investment and other income	2	1	1	–	2	2	5	3

	136	107	88	69	44	58	268	234
Interest expense	43	35	20	21	22	22	90	83
Other operating costs	–	–	–	–	–	–	3	4
Current income taxes	–	–	–	–	–	–	1	1
Non-controlling interests[2]	68	49	51	36	10	17	124	96

Funds from operations	25	23	17	12	12	19	50	50

Valuation gains
Included in IFRS statements
Fair value changes	(32)	(33)	(25)	(7)	(1)	(5)	(84)	(45)
Depreciation and amortization	(22)	(17)	(27)	(14)	(1)	–	(50)	(31)
Non-controlling interests	41	35	40	19	(1)	3	99	57
Not included in IFRS statements
Incremental values	50	–	–	–	–	–	50	–

Total valuation gains	37	(15)	(12)	(2)	(3)	(2)	15	(19)

Total Return	$62	$8	$5	$10	$9	$17	$65	$31

1.	Totals include unallocated amounts relating to investment and other income, interest expenses, operating costs, cash taxes and non-controlling interests
2.	Includes non-controlling interest on corporate costs

44    BROOKFIELD ASSET MANAGEMENT

PRIVATE EQUITY

	XXXXX	XXXXX	XXXXX	XXXXX	XXXXX	XXXXX	XXXXX	XXXXX
Assets Under Management and Net Invested Capital	Special Situations		Residential Development		Agricultural Development		Total

AS AT MAR. 31, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011

Assets under management	$17,276	$17,004	$8,461	$7,869	$548	$470	$26,285	$25,343

Operating assets	2,930	2,917	6,062	5,573	511	455	9,503	8,945
Accounts receivable and other	1,924	1,932	2,236	2,143	33	15	4,193	4,090

	4,854	4,849	8,298	7,716	544	470	13,696	13,035
Property-specific borrowings	710	716	2,829	2,458	–	–	3,539	3,174
Corporate capitalization	1,066	1,074	194	197	2	2	1,262	1,273
Accounts payable and other	1,335	1,263	2,169	2,061	14	9	3,518	3,333

	1,743	1,796	3,106	3,000	528	459	5,377	5,255
Non-controlling interests	796	799	1,314	1,295	64	31	2,174	2,125

	947	997	1,792	1,705	464	428	3,203	3,130
Incremental values	550	525	875	875	—	—	1,425	1,400

Net tangible asset value[1]	$1,497	$1,522	$2,667	$2,580	$464	$428	$4,628	$4,530

1. Excludes deferred income taxes

Total Return	Special Situations		Residential Development		Agricultural Development		Total

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011

Net operating income	$93	$59	$15	$35	$2	$2	$110	$96
Disposition gains	–	13	–	–	–	–	–	13
Investment and other income	3	21	8	7	–	–	11	28

	96	93	23	42	2	2	121	137
Interest expense	35	27	37	22	–	–	72	49
Current income taxes	2	3	13	7	–	–	15	10
Non-controlling interests	32	35	(15)	7	(1)	–	16	42

Funds from operations	27	28	(12)	6	3	2	18	36

Valuation gains
Included in IFRS statements
Fair value changes	(44)	96	(26)	–	(1)	2	(71)	98
Depreciation and amortization	(63)	(57)	(3)	(2)	–	(1)	(66)	(60)
Other items	–	(13)	–	–	–	–	–	(13)
Non-controlling interests	75	(48)	17	19	(1)	(1)	91	(30)
Not included in IFRS statements
Incremental values	25	25	–	–	–	–	25	25

Total valuation gains	(7)	3	(12)	17	(2)	–	(21)	20

Total Return	$20	$31	$(24)	$23	$1	$2	$(3)	$56

Q1 2012 INTERIM REPORT  45

PRIVATE EQUITY – ADDITIONAL INFORMATION

Special Situations Portfolio

	$XXX,X	$XXX,X	$XXX,X	$XXX,X
	Net Invested Capital		Funds from Operations
FOR THE THREE MONTHS ENDED MAR. 31, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011	2012	2011
Industrial and wood products	$602	$585	$16	$12
Energy and related services	149	150	8	3
Business services	142	207	1	(1)
Bridge lending	52	53	2	1
Other	2	2	–	–

	947	997	27	15

Asset monetizations	–	–	–	13
Incremental values	550	525	–	–

	$1,497	$1,522	$27	$28

Residential Development

Financial Profile

	$XXX,X	$XXX,X	$XXX,X	$XXX,X	$XXX,X	$XXX,X	$XXX,X	$XXX,X
	Brazil		North America		Australia/UK		Total
AS AT MAR. 31, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011
Inventory	$2,082	$1,986	$1,554	$1,437	$178	$162	$3,814	$3,585
Development land	1,139	856	818	844	291	288	2,248	1,988
Accounts receivable and other	2,156	2,021	59	94	21	28	2,236	2,143

	5,377	4,863	2,431	2,375	490	478	8,298	7,716
Debt	2,163	1,863	665	599	195	193	3,023	2,655
Accounts payable and other	1,881	1,752	256	273	32	36	2,169	2,061
Co-investor interests	788	785	526	510	–	–	1,314	1,295

	$545	$463	$984	$993	$263	$249	1,792	1,705

Incremental values							875	875

Net tangible asset value[1]							$2,667	$2,580

1.	Excludes deferred income taxes

Operating Results

	$XXX,X	$XXX,X	$XXX,X	$XXX,X	$XXX,X	$XXX,X	$XXX,X	$XXX,X
	Brazil		North America		Australia/UK		Total
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011
Revenues	$226	$282	$122	$120	$19	$9	$367	$411
Direct expenses	221	249	106	111	17	9	344	369

Net operating income	5	33	16	9	2	–	23	42
Interest expense	25	21	10	–	2	1	37	22
Current income taxes	7	7	6	–	–	–	13	7
Non-controlling interests	(15)	3	–	4	–	–	(15)	7

Funds from operations	$(12)	$2	$–	$5	$–	$(1)	$(12)	$6

46    BROOKFIELD ASSET MANAGEMENT

DEBT MATURITY PROFILE

Corporate Borrowings

	$XXX,X	$XXX,X	$XXX,X	$XXX,X	$XXX,X	$XXX,X
		Maturity
AS AT MAR. 31, 2012[1] (MILLIONS)	Average Term	2012	2013	2014	2015 & After	Total
Commercial paper and bank borrowings	4	$–	$–	$–	$1,090	$1,090
Term debt	8	–	75	531	2,095	2,701

	7	$–	$75	$531	$3,185	$3,791

1.	Reflects refinancing activity subsequent to March 31, 2012

Property-Specific Borrowings

As part of our financing strategy, the majority of our debt capital is in the form of property-specific mortgages that have recourse only to the assets being financed and have no recourse to the Corporation.

	$XXX,X	$XXX,X	$XXX,X	$XXX,X	$XXX,X
		Proportionate		Consolidated
AS AT MAR. 31, 2012 AND DEC. 31, 2011 (MILLIONS)	Average Term	2012	2011	2012	2011
Property
Office	4	$5,877	$5,954	$11,204	$11,398
Retail	5	4,320	4,383	1,182	1,371
Opportunity, finance and development	3	1,446	1,436	3,007	2,927
Renewable power	10	2,747	3,016	4,459	4,197
Infrastructure	6	2,200	2,126	5,128	4,802
Private equity	3	1,775	1,622	3,539	3,174
Other	1	508	546	508	546

Total	5	$18,873	$19,083	$29,027	$28,415

Subsidiary Borrowings

	$XXX,X	$XXX,X	$XXX,X	$XXX,X	$XXX,X
		Proportionate		Consolidated
AS AT MAR. 31, 2012 AND DEC. 31, 2011 (MILLIONS)	Average Term	2012	2011	2012	2011
Subsidiary borrowings
Property	3	$1,214	$939	$968	$743
Renewable power	9	1,037	965	1,525	1,323
Infrastructure	1	43	32	151	114
Private equity	2	694	755	1,262	1,273
Contingent swap accruals[1]	4	1,017	988	1,017	988

Total	5	$4,005	$3,679	$4,923	$4,441

1.	Guaranteed by the Corporation

Q1 2012 INTERIM REPORT  47

NON-CONTROLLING INTERESTS IN NET ASSETS

	Book Value		Funds From Operations		Valuation Gains
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Mar. 31 2012	Dec. 31 2011	Mar. 31 2012	Mar. 31 2011	Mar. 31 2012	Mar. 31 2011
Participating equity interests
Properties
Brookfield Office Properties	$6,005	$5,784	$75	$67	$201	$94
Property funds and other	3,050	2,785	32	26	80	17
Renewable power
Brookfield Renewable Energy Partners	2,046	1,726	73	37	(75)	(47)
Projects and funds	742	533	3	3	–	–
Infrastructure
Utilities	1,396	1,162	59	40	(60)	(9)
Transport and energy	1,923	1,706	55	39	(39)	(35)
Timber	1,215	1,214	10	17	1	(3)
Private equity, development and corporate
Brookfield Incorporações S.A.	788	784	(15)	3	(12)	1
Brookfield Residential Properties Inc.	526	510	–	4	(3)	–
Other	848	839	31	35	(71)	21

	18,539	17,043	323	271	22	39
Interest of others in funds[1]	382	333	–	–	–	–

	18,921	17,376	323	271	22	39

Non-participating interests
Brookfield Office Properties	809	816	8	5	–	–
Brookfield Renewable Energy Partners	247	245	3	3	–	–
Brookfield Australia	414	412	9	10	–	–

	1,470	1,473	20	18	–	–

	$ 20,391	$18,849	$343	$289	$22	$39

1.	Participating interest in funds classified as liabilities for accounting purposes

48    BROOKFIELD ASSET MANAGEMENT

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Interim Report contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, “future,” “estimate,” “anticipate,” “focus,” “commit,” “pursue,” “generate,” “see,” “target,” “potential,” “intend,” “grow,” “seek,” “expect,” “believe,” “objective,” “continue,” “maintain,” “projected,” “enable,” “expand,” and derivations thereof and other expressions, including conditional verbs such as “will,” “can,” “may,” “might,” “would,” “could” and “should” are predictions of or indicate future events, trends or prospects or identify forward-looking statements. Forward-looking statements in this Supplemental Information include statements with respect to: our expectation of returns on capital; opportunities to acquire quality international assets from European companies; development activities in our renewable power business, including the commissioning of projects under construction; continued strong rents in our major commercial property markets; our ability to leverage our operating capabilities to add value to our power operations; our expectations for the Canadian economy, including its oil & gas industry, and expectation to continue to grow our Canadian operations; our expectations regarding our construction business in Canada; our primary financial objective to increase the intrinsic value of Brookfield, on a per share basis, at a rate of 12% when measured over the longer term; the establishment of a managed listed fund to own our global renewable power operations; fundraising for our private funds; our growth opportunities, including expansion of our existing operations and potential acquisitions; continued increases in cash flows, sales growth and better leasing at General Growth Properties, continued growth in our Brazilian residential business; our financing and refinancing initiatives; our business development activities and outlook expectations for each of our business units as described in Part 2, Review of Operations under the sections “Business Development” and “Outlook”; our ability to close on commercial leases that are in serious discussions; our ability to maintain or increase our net rental income in the coming years; our expectation that cash flow growth will outpace interest expense over the long term in our Brazilian residential business; completion of City Square project in first half of 2012; predictable returns in our utilities operations; increased demand for timber in Asia and our expectations for timber prices generally; continued strong growth in our Brazilian operations; completion of Canadian residential lot sales in 2011; future determination of our legal proceedings with AIG Financial Products; and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions. Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; rate of recovery of the current financial crisis; the behavior of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing and refinancing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; tenant renewal rates; availability of new tenants to fill office property vacancies; tenant bankruptcies; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States, including Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Q1 2012 INTERIM REPORT  49

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

		(Unaudited)
(MILLIONS)	Note	Mar. 31, 2012	Dec. 31, 2011

Assets
Cash and cash equivalents		$2,299	$2,027
Other financial assets	3	3,786	3,773
Accounts receivable and other	3	6,796	6,723
Inventory	3	6,478	6,060
Investments		10,156	9,401
Investment properties		29,293	28,366
Property, plant and equipment	5	24,566	22,832
Timber		3,162	3,155
Intangible assets		3,929	3,968
Goodwill		2,609	2,607
Deferred income tax asset		2,091	2,110

Total Assets		$95,165	$91,022

Liabilities and Equity
Accounts payable and other	3	$9,742	$9,266
Corporate borrowings		3,791	3,701
Non-recourse borrowings
Property-specific mortgages	3	29,027	28,415
Subsidiary borrowings	3	4,923	4,441

Deferred income tax liability		5,963	5,817

Capital securities		1,535	1,650
Interests of others in consolidated funds		382	333
Equity
Preferred equity		2,443	2,140
Non-controlling interests in net assets		20,009	18,516
Common equity	6	17,350	16,743

Total equity		39,802	37,399

Total Liabilities and Equity		$95,165	$91,022

50    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF OPERATIONS

	$000,000,0	$000,000,0
(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2012	2011
Total revenues	$4,044	$3,413

Asset management and other services	77	76
Revenues less direct operating costs
Property	471	344
Renewable power	248	190
Infrastructure	198	181
Private equity	114	103
Equity accounted income	390	211
Investment and other income	177	133

	1,675	1,238

Expenses
Interest	654	546
Operating costs	121	112
Current income taxes	27	33

	873	547

Other items
Fair value changes	306	248
Depreciation and amortization	(297)	(221)
Deferred income taxes	(162)	(4)

Net income	$720	$570

Net income attributable to:
Shareholders	$416	$278
Non-controlling interests	304	292

	$720	$570

Net income per share:
Diluted	$0.60	$0.41
Basic	$0.63	$0.42

Q1 2012 INTERIM REPORT  51

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	$00,000	$00,000
(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2012	2011
Net income	$720	$570

Other comprehensive income
Revaluations of property, plant and equipment	(26)	4
Financial contracts and power sale agreements	175	6
Available-for-sale securities	37	20
Equity accounted investments	(7)	(2)

Fair value changes	179	28
Foreign currency translation	489	169
Taxes on above items	(7)	201

Other comprehensive income	661	398

Comprehensive income	$1,381	$968

Attributable to:
Shareholders
Net income	$416	$278
Other comprehensive income	409	319

Comprehensive income	$825	$597

Non-controlling interests
Net income	$304	$292
Other comprehensive income	252	79

Comprehensive income	$556	$371

52     BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) THREE MONTHS ENDED MAR. 31, 2012 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2011	$2,816	$125	$5,982	$475	$6,399	$1,456	$(510)	$16,743	$2,140	$18,516	$37,399
Changes in period
Net income	–	–	416	–	–	–	–	416	–	304	720
Other comprehensive income	–	–	–	–	17	249	143	409	–	252	661

Comprehensive income	–	–	416	–	17	249	143	825	–	556	1,381
Shareholder distributions
Common equity	–	–	(81)	–	–	–	–	(81)	–	–	(81)
Preferred equity	–	–	(29)	–	–	–	–	(29)	–	–	(29)
Non-controlling interests	–	–	–	–	–	–	–	–	–	(160)	(160)
Other items
Equity issuances, net of redemptions	(5)	–	(96)	–	–	–	–	(101)	303	364	566
Share-based compensation	–	8	–	–	–	–	–	8	–	2	10
Ownership changes	–	–	–	(85)	–	18	–	(67)	–	779	712
Deferred income taxes	–	–	–	70	–	(18)	–	52	–	(48)	4

Change in period	(5)	8	210	(15)	17	249	143	607	303	1,493	2,403

Balance as at March 31, 2012	$2,811	$133	$6,192	$460	$6,416	$1,705	$(367)	$17,350	$2,443	$20,009	$39,802

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries

					Accumulated Other Comprehensive Income
(UNAUDITED) THREE MONTHS ENDED MAR. 31, 2011 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2010	$1,334	$97	$4,627	$187	$4,680	$1,899	$(29)	$12,795	$1,658	$14,739	$29,192
Changes in accounting policies[2]	–	–	(8)	–	–	–	–	(8)	–	–	(8)
Changes in period
Net income	–	–	278	–	–	–	–	278	–	292	570
Other comprehensive income	–	–	–	–	193	81	45	319	–	79	398

Comprehensive income	–	–	278	–	193	81	45	597	–	371	968
Shareholder distributions
Common equity	–	–	(78)	–	–	–	–	(78)	–	–	(78)
Preferred equity	–	–	(25)	–	–	–	–	(25)	–	–	(25)
Non-controlling interests	–	–	–	–	–	–	–	–	–	(144)	(144)
Other items
Equity issuances, net of redemptions	1,471	–	(101)	–	–	–	–	1,370	235	103	1,708
Share-based compensation	–	7	–	–	–	–	–	7	–	3	10
Ownership changes	–	–	–	(37)	–	35	–	(2)	–	14	12
Deferred income taxes	8	–	–	54	–	(35)	–	27	–	(6)	21

Change in period	1,479	7	66	17	193	81	45	1,888	235	341	2,464

Balance as at March 31, 2011	$2,813	$104	$4,693	$204	$4,873	$1,980	$16	$14,683	$1,893	$15,080	$31,656

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries

2.	See financial statement note 2(b)

Q1 2012 INTERIM REPORT  53

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2012	2011
Operating activities
Net income	$720	$570
Adjusted for the following items
Equity accounted income
Fair value changes	(251)	(34)
Other	(139)	(177)
Fair value changes	(306)	(248)
Depreciation and amortization	297	221
Deferred income taxes	162	4

	483	336
Investment in residential development	(406)	(351)
Net change in non-cash working capital balances and other	80	127

	157	112

Financing activities
Corporate borrowings, net of repayments	32	103
Property-specific mortgages, net of repayments/issuances	(289)	71
Other debt of subsidiaries, net of repayments/issuances	471	182
Corporate preferred equity issuances	294	229
Subsidiary preferred equity redemption	(153)	–
Capital provided by non-controlling interests, net of repayments	464	94
Capital provided by fund partners	50	7
Common shares issued, net of repurchases	(92)	469
Common shares of subsidiaries issued, net of repurchases	3	2
Shareholder distributions – subsidiaries	(160)	(144)
Shareholder distributions – corporate	(110)	(103)

	510	910

Investing activities
Investment in or sale of operating assets, net
Investment properties	84	220
Property, plant and equipment
Renewable power	(253)	(167)
Infrastructure	(179)	(94)
Private equity and other	(62)	(69)
Investments	(88)	(774)
Other financial assets	1	133
Restricted cash and deposits	2	43
Acquisitions of subsidiaries	74	–

	(421)	(708)

Cash and cash equivalents
Change in cash and cash equivalents	246	314
Adjusted for impact of foreign currency revaluation on cash and cash equivalents	26	7
Balance, beginning of period	2,027	1,713

Balance, end of period	$2,299	$2,034

54    BROOKFIELD ASSET MANAGEMENT

Notes to the Consolidated Financial Statements

1.     CORPORATE INFORMATION

Brookfield Asset Management Inc. (the “company”) is a global alternative asset management company, focused on real estate infrastructure, power and private equity. The company is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The company was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada.

2.     SIGNIFICANT ACCOUNTING POLICIES

a)      Statement of Compliance

The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2011.

The interim financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented as Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2011 included in that report, and have been consistently applied in the preparation of these interim financial statements, except as noted in 2(b) below.

The interim financial statements are unaudited. Financial information in this report reflects any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.

These financial statements were authorized for issuance by the Board of Directors of the company on May 9, 2012.

b)       Adoption of Accounting Standard

Income Taxes

The IASB made amendments to IAS 12, Income Taxes (“IAS 12”) that are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, Investment Property. The amendments, which are effective for annual periods beginning on or after January 1, 2012, introduced a rebuttable presumption that an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. The impact of these amendments on the consolidated financial statements is a reduction in retained earnings of $8 million as at January 1, 2011.

c)       Future Changes in Accounting Standards

i.     Consolidated Financial Statements, Joint Ventures and Disclosures

In May 2011, the IASB issued three standards: IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Arrangements (“IFRS 11”), IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), and amended two standards: IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). Each of the new and amended standards has an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted if all the respective standards are simultaneously applied.

Q1 2012 INTERIM REPORT  55

IFRS 10 replaces IAS 27 and SIC-12, Consolidation-Special Purpose Entities (“SIC-12”). The consolidation requirements previously included in IAS 27 have been included in IFRS 10, whereas the amended IAS 27 sets standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must possess the following three elements to conclude if it controls an investee: power over the investee’s financial and operating decisions, exposure or rights to variable returns from involvement with the investee, and the ability to use power over the investee and its exposure or rights to variable returns. IFRS 10 requires continuous reassessment of changes in an investor’s power over the investee and changes in the investor’s exposure or rights to variable returns. The company has not yet determined the impact of IFRS 10 and the amendments to IAS 27 on its consolidated financial statements.

IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 is applicable to all parties that have an interest in a joint arrangement. IFRS 11 establishes two types of joint arrangements: joint operations and joint ventures. In a joint operation, the parties to the joint arrangement have rights to the assets and obligations for the liabilities of the arrangement, and recognize their share of the assets, liabilities, revenues and expenses in accordance with applicable IFRS. In a joint venture, the parties to the arrangement have rights to the net assets of the arrangement and account for their interest using the equity method of accounting under IAS 28. IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The company has not yet determined the impact of IFRS 11 and the amendments to IAS 28 on its consolidated financial statements.

IFRS 12 integrates the disclosure requirements on interests in other entities and requires a parent company to disclose information about significant judgments and assumptions it has made in determining whether it has control, joint control, or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. An entity should also provide these disclosures when changes in facts and circumstances affect the entity’s conclusion during the reporting period. Entities are permitted to incorporate the disclosure requirements in IFRS 12 into their financial statements without early adopting of IFRS 12. The company has not yet determined the impact of IFRS 12 on its consolidated financial statements.

ii.     Fair Value Measurements

In May 2011, the IASB issued IFRS 13, Fair Value Measurements (“IFRS 13”). IFRS 13 establishes a single source of fair value measurement guidance and sets out fair value measurement disclosure requirements. The standard requires that information be provided in the financial statements that enables the user to assess the methods and inputs used to develop fair value measurements, and for reoccurring fair value measurements that use significant unobservable inputs, and the effect of the measurements on profit or loss or other comprehensive income. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The company has not yet determined the impact of IFRS 13 on its consolidated financial statements.

iii.     Presentation of Items of Other Comprehensive Income

In June 2011, the IASB made amendments to IAS 1, Presentation of Financial Statements (“IAS 1”). The amendments require that items of other comprehensive income are grouped into two categories: items that will be reclassified subsequently to profit or loss; and items that will be reclassified subsequently directly to equity. Income tax on items of other comprehensive income are required to be allocated on the same basis. The amendments to lAS 1 are effective for annual periods beginning on or after July 1, 2012. The company does not expect the amendments to IAS 1 to have a material impact on its consolidated financial statements.

iv.     Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

56    BROOKFIELD ASSET MANAGEMENT

3.       CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES

(a)	Other Financial Assets

	XXXXX	XXXXX
AS AT MAR. 31, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011
Current portion	$953	$1,143
Non-current portion	2,833	2,630

	$3,786	$3,773

(b) Accounts Receivable and Other

AS AT MAR. 31, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011
Current portion	$4,646	$4,515
Non-current portion	2,150	2,208

	$6,796	$6,723

(c) Inventory

AS AT MAR. 31, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011
Current portion	$2,539	$2,373
Non-current portion	3,939	3,687

	$6,478	$6,060

(d) Accounts Payable and Other

AS AT MAR. 31, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011
Current portion	$5,960	$5,495
Non-current portion	3,782	3,771

	$9,742	$9,266

(e) Property-Specific Mortgages

AS AT MAR. 31, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011
Current portion	$4,517	$3,292
Non-current portion	24,510	25,123

	$29,027	$28,415

(f) Subsidiary Borrowings

AS AT MAR. 31, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011
Current portion	$533	$499
Non-current portion	4,390	3,942

	$4,923	$4, 441

Q1 2012 INTERIM REPORT  57

4.	SEGMENTED INFORMATION

The company’s presentation of reportable segments is based on how management has organized the business in making operating and capital allocation decisions and assessing performance. The company has five reportable segments:

a)

Property operations include office properties, retail properties, real estate finance, opportunistic investing and office developments located primarily in major North American, Australian, Brazilian and European cities;

b)	Renewable power operations, which are predominantly hydroelectric power generating facilities on river systems in North America and Brazil;

c)	Infrastructure operations, which are predominantly utilities, transport and energy and timberland operations located in Australia, North America, Europe and South America;

d)	Private equity operations include the company’s special situations investments, residential development and agricultural development.

e)	Asset management services and other, corporate non-operating assets, liabilities and related revenues, cash flows and net income (loss) are presented as asset management services, corporate and other.

The following table disaggregates revenue, net income (loss), assets and liabilities by reportable segments:

	xxxxxxxx	xxxxxxxx	xxxxxxxx	xxxxxxxx
	Three Months Ended
	2012		2011
		Net Income		Net Income
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Revenues	(Loss)	Revenues	(Loss)
Property	$802	$798	$585	$466
Renewable power	368	34	279	(159)
Infrastructure	454	31	400	80
Private equity	1,420	(85)	1,419	124
Asset management services, corporate and other	1,000	(58)	730	59

	$4,044	$720	$3,413	$570

	2012		2011
AS AT MAR. 31, 2012 AND DEC. 31, 2011 (MILLIONS)	Assets	Liabilities	Assets	Liabilities
Property	$41,437	$19,461	$40,490	$19,757
Renewable power	17,964	9,866	16,826	9,213
Infrastructure	15,174	8,450	14,007	7,756
Private equity	13,954	8,802	13,283	8,241
Asset management services, corporate and other	6,636	8,784	6,416	8,656

	$95,165	$55,363	$91,022	$53,623

58    BROOKFIELD ASSET MANAGEMENT

Revenues, assets and liabilities by geographic segments are as follows:

	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX
	Three Months Ended
	Mar. 31		Mar. 31		Dec. 31
	2012	2011	2012		2011
(MILLIONS)	Revenues		Assets	Liabilities	Assets	Liabilities
United States	$1,439	$1,203	$40,181	$25,236	$38,191	$24,442
Canada	718	645	20,160	11,739	19,848	11,453
Australia	904	627	15,725	8,675	15,066	9,308
Brazil	394	419	12,724	6,739	12,202	5,799
Europe	352	330	4,154	2,193	4,352	2,246
Other	237	189	2,221	781	1,363	375

	$4,044	$3,413	$95,165	$55,363	$91,022	$53,623

5.	PROPERTY, PLANT AND EQUIPMENT

	XXXXXX	XXXXXX
AS AT MAR. 31, 2012 AND DEC. 31, 2011
(MILLIONS)	2012	2011
Renewable power	$15,716	$14,727
Infrastructure
Utilities	1,657	993
Transport and energy	2,664	2,514
Timberlands	1,224	1,162
Private equity and other	3,305	3,436

	$24,566	$22,832

6.	COMMON EQUITY

The company’s common equity is comprised of the following:

	XXXXXX	XXXXXX
AS AT MAR. 31, 2012 AND DEC. 31, 2011
(MILLIONS)	2012	2011
Common shares	$2,811	$2,816
Contributed surplus	133	125
Retained earnings	6,192	5,982
Ownership changes	460	475
Accumulated other comprehensive income	7,754	7,345

Common equity	$17,350	$16,743

The company is authorized to issue an unlimited number of Class A Limited Voting Shares and 85,120 Class B Limited Voting Shares, together referred to as common shares. The company’s common shares have no stated par value. The holders of Class A Limited Voting shares and Class B Limited Voting Shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A Limited Voting Common Shares are entitled to elect one-half of the Board of Directors of the company and holders of the Class B Limited Voting Common Shares are entitled to elect the other one-half of the Board of Directors. With respect to the Class A and Class B Limited Voting Shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of common shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common shares are diluted.

Q1 2012 INTERIM REPORT  59

The number of Limited Voting Shares issued and outstanding and unexercised options at March 31, 2012 and December 31, 2011 are as follows:

	$000,000	$000,000
AS AT MAR. 31, 2012 AND DEC. 31, 2011	2012	2011
Class A Limited Voting Shares	617,885,753	619,203,649
Class B Limited Voting Shares	85,120	85,120

	617,970,873	619,288,769
Unexercised options	39,541,839	37,873,841

Total diluted united voting shares	657,512,712	657,162,610

Shares issued and outstanding changed during the three months ended as follows:

FOR THE THREE MONTHS ENDED MAR. 31	2012	2011
Outstanding at beginning of period	619,288,769	577,663,693
Shares issued (repurchased)
Dividend reinvestment plan	63,377	29,048
Management share option plan	868,727	1,458,220
Repurchases	(2,250,000)	(3,200,000)
Issuances	–	45,095,000

Outstanding at end of period	617,970,873	621,045,961

In March 2012, the company acquired 3.4 million Class A Limited Voting Shares for $106 million, of which 2.25 million shares back grants of escrowed shares to employees.

Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	xxxxxxxx	xxxxxxxx
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2012	2011
Net income available to shareholders	$416	$278
Preferred share dividends	(29)	(25)

Net income available to shareholders – basic	387	253
Capital securities dividends[1]	9	6

Net income available for shareholders – diluted	$396	$259

	xxxxxxxx	xxxxxxxx
AS AT MAR. 31, 2012 AND DEC. 31, 2011	2012	2011
(MILLIONS)
Weighted average shares	619.2	607.2
Dilutive effect of the conversion of options using treasury stock method	10.5	12.7
Dilutive effect of the conversion of capital securities[1,2]	25.5	14.7

Shares and share equivalents	655.2	634.6

1.

Subject to the approval of the Toronto Stock Exchange, the Series 10,11,12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A Limited Voting Shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder

2.	The number of shares is based on 95% of the quoted market price at period-end

60    BROOKFIELD ASSET MANAGEMENT

Stock-based Compensation

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date, or under certain conditions, the volume-weighted average price for the five business days prior to the grant date. During the three months ended March 31, 2012, the company granted 3.5 million stock options at a weighted average exercise price of $31.32 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 32.6% volatility, a weighted average expected dividend yield of 4.0% annually, a risk free rate of 1.4% and a liquidity discount of 25%.

The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. During the three months ended March 31, 2012, 2.25 million Brookfield Class A Limited Voting Shares were purchased by a private company pursuant to the Escrowed Stock Plan. The proceeds are used to purchase Brookfield Class A Limited Voting Shares and therefore the escrowed shares represent an interest in the underlying Brookfield Shares. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than ten years from the grant date, all escrowed shares held will be exchanged for a number of Class A Limited Voting Shares issued from treasury of the company, based on the market value of Class A Limited Voting Shares at the time of exchange.

7.     FAIR VALUE CHANGES

Fair value changes consist of mark-to-market gains (losses) and are comprised of the following:

	$000,000	$000,000
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2012	2011
Investment property	$385	$285
Timber	(7)	(7)
Power contracts	56	(5)
Redeemable units	(6)	(116)
Interest rate contracts	(10)	7
Private equity	(61)	82
Other	(51)	2

	$306	$248

Q1 2012 INTERIM REPORT  61

SHAREHOLDER INFORMATION

Shareholder Enquiries

Shareholder enquiries should be directed to our Investor Relations group at:

Brookfield Asset Management Inc.

Suite 300, Brookfield Place, Box 762, 181 Bay Street

Toronto, Ontario M5J 2T3

T: 416-363-9491 or toll free in North America: 1-866-989-0311

F: 416-363-2856

www.brookfield.com

inquiries@brookfield.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:

CIBC Mellon Trust Company

P.O. Box 700, Station B

Montreal, Quebec H3B 3K3

T: 416-682-3860 or toll free in North America: 1-800-387-0825

F: 1-888-249-6189

www.canstockta.com

inquiries@canstockta.com

Canadian Stock Transfer Company Inc. acts as the Administrative Agent for CIBC Mellon Trust Company

Stock Exchange Listings

	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext —Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 10	BAM.PR.H	Toronto
Series 11	BAM.PR.I	Toronto
Series 12	BAM.PR.J	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 21	BAM.PR.O	Toronto
Series 22	BAM.PR.P	Toronto
Series 24	BAM.PR.R	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto

Investor Relations and Communications

We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2011 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Dividend Reinvestment Plan

Registered holders of Class A Limited Voting Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Limited Voting Shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The Dividend Reinvestment Plan allows current shareholders to acquire additional Class A Limited Voting Shares in the company without payment of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

62    BROOKFIELD ASSET MANAGEMENT

Dividend Record and Payment Dates

	Record Date	Payment Date
Class A Limited Voting Shares 1	First day of February, May, August and November	Last day of February, May, August and November
Class A Preference Shares [1]
Series 2, 4, 10, 11, 12, 13, 17, 18
21, 22, 24, 26, 28, 30 and 32	15th day of March, June, September and December	Last day of March, June, September and December
Series 8 and 14	Last day of each month	12th day of following month
Series 9	5th day of January, April, July and October	First day of February, May, August and November
1.	All dividend payments are subject to declaration by the Board of Directors

Q1 2012 INTERIM REPORT  63

BROOKFIELD ASSET MANAGEMENT INC.

CORPORATE OFFICES	REGIONAL OFFICES

New York – United States	Sydney – Australia	Hong Kong	Dubai – UAE
Three World Financial Center	Level 22	Lippo Centre, Tower One	Level 1, Al Manara Building
200 Vesey Street, 11th Floor	135 King Street	13/F, 1306	Sheikh Zayed Road
New York, New York	Sydney, NSW 2001	89 Queensway, Hong Kong	Dubai, UAE
10281-0221	T 61.2.9322.2000	T 852.2143.3003	T 971.4.3158.500
T 212.417.7000	F 61.2.9322.2001	F 852.2537.6948	F 971.4.3158.600
F 212.417.7196

Toronto – Canada	London – United Kingdom	Rio de Janeiro – Brazil	Mumbai
Brookfield Place, Suite 300	23 Hanover Square	Rua Lauro Muller 116, 21° andar,	Suite 1201, Trident Nariman Point Mumbai
Bay Wellington Tower	London W1S 1JB	Botafogo - Rio de Janeiro - Brasil	400021, India
181 Bay Street, Box 762	United Kingdom	22290 - 160	T 91 (22) 6630 6003
Toronto, Ontario M5J 2T3	T 44 (0) 20.7659.3500	CEP: 71.635-250	F 91 (22) 6630 6011
T 416.363.9491	F 44 (0) 20.7659.3501	T 55 (21) 3527.7800
F 416.365.9642		F 55 (21) 3527.7799

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